No. 812-

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 57(c) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940, AND RULE 17d-1 UNDER THE ACT TO PERMIT CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTION 57(a)(4) OF THE ACT

CORPORATE CAPITAL TRUST, INC., CNL FUND ADVISORS COMPANY, CNL FINANCIAL GROUP, LLC, CNL FINANCIAL GROUP, INC., CNL GLOBAL GROWTH ADVISORS, LLC, CNL GLOBAL INCOME ADVISORS, LLC, CNL LIFESTYLE COMPANY, LLC, CNL DIVERSIFIED CORP., CNL FUND MANAGEMENT COMPANY, CNL MANAGEMENT CORP., CNL PRIVATE EQUITY CORP., CNL REAL ESTATE ADVISORS COMPANY, CNL REAL ESTATE SERVICES CORP., AND PC INVESTMENT PARTNERS, LLC

450 S. Orange Avenue

Orlando, Florida 32801

(866) 745-3797

KOHLBERG KRAVIS ROBERTS & CO. L.P., KKR ASSET MANAGEMENT LLC, KKR ASSET MANAGEMENT LTD., KKR CS ADVISORS I LLC, KKR FI ADVISORS LLC, KKR FI ADVISORS III LLC, KKR FI ADVISORS IV LLC, KKR FI ADVISORS CAYMAN LTD., KKR FINANCIAL ADVISORS LLC, KKR FINANCIAL ADVISORS II LLC, KKR MEZZANINE I ADVISORS LLC, KKR CAPITAL MARKETS HOLDINGS L.P., KKR CAPITAL MARKETS LLC, KKR CAPITAL MARKETS LIMITED, KKR CAPITAL MARKETS ASIA LIMITED, KKR CORPORATE LENDING LLC, KKR CORPORATE LENDING (UK) LLC, KKR 2006 GP LLC, KKR ASSOCIATES 2006 L.P., KKR 2006 FUND L.P., KKR 2006 LIMITED, KKR ASSOCIATES 2006 (OVERSEAS), LIMITED PARTNERSHIP, KKR 2006 FUND (OVERSEAS), LIMITED PARTNERSHIP, KKR 2006 GP (ENERGY) LLC, KKR ASSOCIATES 2006 (ENERGY) L.P., KKR 2006 FUND (ENERGY) L.P., KKR 2006 GP (ENERGY II) LLC, KKR ASSOCIATES 2006 (ENERGY II) L.P., KKR 2006 FUND (ENERGY II) L.P., KKR 2006 FUND (ENERGY III) L.P., KKR DEBT INVESTORS II (2006) IRELAND LP, KKR DI 2006 LP, OPERF CO-INVESTMENT LLC, KKR 8 NA LIMITED, KKR ASSOCIATES 8 NA L.P., 8 NORTH AMERICA INVESTOR L.P., KKR CS III LIMITED, KKR ASSOCIATES CS III L.P., 8 CAPITAL PARTNERS L.P., KKR ASIA LIMITED, KKR ASSOCIATES ASIA L.P., KKR ASIAN FUND L.P., KKR ASIA (IRELAND) LIMITED, KKR ASSOCIATES ASIA (JAPAN) L.P., KKR ASIAN FUND (JAPAN) L.P., KKR E2 LIMITED, KKR ASSOCIATES E2 L.P., KKR E2 INVESTORS L.P., KKR EUROPE III LIMITED, KKR ASSOCIATES EUROPE III, LIMITED PARTNERSHIP, KKR EUROPEAN FUND III, LIMITED PARTNERSHIP, KFH PE HOLDINGS I LLC, KFH PE HOLDINGS II LLC, KFN PEI V, LLC, KFN PEI VII, LLC, KFN PEI IX, LLC, KFN PEI XI, LLC, KKR FINANCIAL CLO 2005-1, LTD., KKR FINANCIAL CLO 2005-2, LTD., KKR FINANCIAL CLO 2006-1, LTD., KKR FINANCIAL CLO 2007-1, LTD., KKR FINANCIAL CLO 2007-A, LTD., KKR FINANCIAL CLO 2009-1, LTD., KKR FINANCIAL HOLDINGS, INC., KKR FINANCIAL HOLDINGS, LTD., KKR FINANCIAL HOLDINGS LLC, KKR FINANCIAL HOLDINGS II, LLC, KKR FINANCIAL HOLDINGS III, LLC, KKR FINANCIAL HOLDINGS IV, LLC, KFN NR INVESTORS GP LLC, KFN NR INVESTORS L.P., KFN NR MINERAL HOLDINGS LLC, KFN NR EQUIPMENT HOLDINGS LLC, KKR CORPORATE CREDIT PARTNERS L.P., KKR FI PARTNERS I L.P., KKR IFI LIMITED, KKR IFI GP LP, KKR INDEX FUND INVESTMENTS L.P., KKR MEZZANINE GP LLC, KKR ASSOCIATES MEZZANINE I L.P., KKR MEZZANINE PARTNERS I L.P., KKR MEZZANINE PARTNERS I SIDE-BY-SIDE L.P., KKR PEI GP LIMITED, KKR PEI ASSOCIATES, L.P., KKR PEI INVESTMENTS, L.P., KKR PEI OPPORTUNITIES GP, LTD., KKR PEI OPPORTUNITIES, L.P., KKR PEI SECURITIES HOLDINGS, LTD., KKR TRS HOLDINGS, LTD., KKR INVESTMENT MANAGEMENT LLC, KKR INVESTMENTS LLC, KKR CS II LIMITED, KKR ASSOCIATES CS II L.P., KKR-KEATS CAPITAL PARTNERS L.P., KKR CS I LIMITED, KKR ASSOCIATES CS I L.P., KKR-MILTON CAPITAL PARTNERS L.P., KKR-MILTON CO-INVESTMENTS L.P., KKR III GP LLC, KKR PARTNERS III, L.P., KKR PI-II GP LIMITED, KKR PARTNERS II (INTERNATIONAL), L.P., KKR CHINA GROWTH LIMITED, KKR ASSOCIATES CHINA GROWTH L.P., KKR CHINA GROWTH FUND L.P., KKR CHINA GROWTH SBS LIMITED, KKR ASSOCIATES CHINA GROWTH SBS L.P., KKR CHINA GROWTH SBS L.P., KKR INFRASTRUCTURE LIMITED, KKR ASSOCIATES INFRASTRUCTURE L.P., KKR GLOBAL INFRASTRUCTURE INVESTORS L.P., KKR INFRASTRUCTURE SBS LIMITED, KKR ASSOCIATES INFRASTRUCTURE SBS L.P., KKR GLOBAL INFRASTRUCTURE INVESTORS SBS L.P., KKR EUROPEAN INFRASTRUCTURE LIMITED, KKR EUROPEAN INFRASTRUCTURE INVESTORS L.P., KKR SA CO-INVEST GP LIMITED, KKR ASSOCIATES SA CO-INVEST L.P., KKR SA INVESTORS CO-INVEST FUND L.P., KKR-KEATS PIPELINE LLC, KKR-KEATS ASSOCIATES PIPELINE L.P., KKR-KEATS PIPELINE INVESTORS L.P., KKR NR II LLC, KKR ASSOCIATES NR II L.P., KKR NATURAL RESOURCES FUND I-A L.P., KKR NATURAL RESOURCES FUND I-B L.P., KKR NR I-A MINERAL HOLDINGS LLC, KKR NR I-A EQUIPMENT HOLDINGS LLC, KKR NR I LLC, KKR ASSOCIATES NR I L.P., KKR NATURAL RESOURCES I L.P., KKR NR I MINERAL HOLDINGS LLC, KKR NR I EQUIPMENT HOLDINGS LLC

555 California Street, 50th Floor

San Francisco, CA 94104

(415) 315-3260

All Communications, Notices and Orders to:

Nicole Macarchuck, Esq.

General Counsel

KKR Asset Management LLC

555 California Street, 50th Floor

San Francisco, CA 94104

Telephone: (415) 315-3260

Copies to:

Richard Horowitz, Esq. Dechert LLP 1095 Avenue of the Americas New York, NY 10036 (212) 698-3500	Michael L. Sherman, Esq. Dechert LLP 1775 I Street, NW Washington, DC 20006 (202) 261-3300	Richard E. Baltz, Esq. Arnold & Porter LLP 555 Twelfth Street, NW Washington, DC 20004 (202) 942-5000

November 12, 2010

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

In the Matter of:	)
)
CORPORATE CAPITAL TRUST,	)
INC., CNL FUND ADVISORS	)
COMPANY, CNL FINANCIAL	)
GROUP, LLC, CNL FINANCIAL	)	APPLICATION FOR AN ORDER
GROUP, INC., CNL GLOBAL	)	PURSUANT TO SECTIONS 57(c) AND
GROWTH ADVISORS, LLC, CNL	)	57(i) OF THE INVESTMENT COMPANY
GLOBAL INCOME ADVISORS, LLC,	)	ACT OF 1940 AND RULE 17d-1 UNDER
CNL LIFESTYLE COMPANY, LLC,	)	THE ACT TO PERMIT CERTAIN JOINT
CNL DIVERSIFIED CORP., CNL	)	TRANSACTIONS OTHERWISE
FUND MANAGEMENT COMPANY,	)	PROHIBITED BY SECTION 57(a)(4) OF
CNL MANAGEMENT CORP., CNL	)	THE ACT
PRIVATE EQUITY CORP., CNL	)
REAL ESTATE ADVISORS	)
COMPANY, CNL REAL ESTATE	)
SERVICES CORP., AND PC	)
INVESTMENT PARTNERS, LLC	)
)
450 S. Orange Avenue	)
Orlando, Florida 32801)
(866) 745-3797)
)
and	)
)
KOHLBERG KRAVIS ROBERTS & CO. L.P.	)
KKR ASSET MANAGEMENT LLC	)
KKR ASSET MANAGEMENT LTD.	)
KKR CS ADVISORS I LLC	)
KKR FI ADVISORS LLC	)
KKR FI ADVISORS III LLC	)
KKR FI ADVISORS IV LLC	)
KKR FI ADVISORS CAYMAN LTD.	)
KKR FINANCIAL ADVISORS LLC	)
KKR FINANCIAL ADVISORS II LLC	)
KKR MEZZANINE I ADVISORS LLC	)
KKR CAPITAL MARKETS HOLDINGS L.P.	)
KKR CAPITAL MARKETS LLC	)
KKR CAPITAL MARKETS LIMITED	)
KKR CAPITAL MARKETS ASIA LIMITED	)
KKR CORPORATE LENDING LLC	)
KKR CORPORATE LENDING (UK) LLC	)
KKR 2006 GP LLC	)
KKR ASSOCIATES 2006 L.P.	)
KKR 2006 FUND L.P.	)
KKR 2006 LIMITED	)
KKR ASSOCIATES 2006 (OVERSEAS), LIMITED PARTNERSHIP	)
KKR 2006 FUND (OVERSEAS), LIMITED PARTNERSHIP	)
KKR 2006 GP (ENERGY) LLC	)
KKR ASSOCIATES 2006 (ENERGY) L.P.	)
KKR 2006 FUND (ENERGY) L.P.	)

KKR 2006 GP (ENERGY II) LLC	)
KKR ASSOCIATES 2006 (ENERGY II) L.P.	)
KKR 2006 FUND (ENERGY II) L.P.	)
KKR 2006 FUND (ENERGY III) L.P.	)
KKR DEBT INVESTORS II (2006) IRELAND LP	)
KKR DI 2006 LP	)
OPERF CO-INVESTMENT LLC	)
KKR 8 NA LIMITED	)
KKR ASSOCIATES 8 NA L.P.	)
8 NORTH AMERICA INVESTOR L.P.	)
KKR CS III LIMITED	)
KKR ASSOCIATES CS III L.P.	)
8 CAPITAL PARTNERS L.P.	)
KKR ASIA LIMITED	)
KKR ASSOCIATES ASIA L.P.	)
KKR ASIAN FUND L.P.	)
KKR ASIA (IRELAND) LIMITED	)
KKR ASSOCIATES ASIA (JAPAN) L.P.	)
KKR ASIAN FUND (JAPAN) L.P.	)
KKR E2 LIMITED	)
KKR ASSOCIATES E2 L.P.	)
KKR E2 INVESTORS L.P.	)
KKR EUROPE III LIMITED	)
KKR ASSOCIATES EUROPE III, LIMITED PARTNERSHIP	)
KKR EUROPEAN FUND III, LIMITED PARTNERSHIP	)
KFH PE HOLDINGS I LLC	)
KFH PE HOLDINGS II LLC	)
KFN PEI V, LLC	)
KFN PEI VII, LLC	)
KFN PEI IX, LLC	)
KFN PEI XI, LLC	)
KKR FINANCIAL CLO 2005-1, LTD.	)
KKR FINANCIAL CLO 2005-2, LTD.	)
KKR FINANCIAL CLO 2006-1, LTD.	)
KKR FINANCIAL CLO 2007-1, LTD.	)
KKR FINANCIAL CLO 2007-A, LTD.	)
KKR FINANCIAL CLO 2009-1, LTD.	)
KKR FINANCIAL HOLDINGS, INC.	)
KKR FINANCIAL HOLDINGS, LTD.	)
KKR FINANCIAL HOLDINGS LLC	)
KKR FINANCIAL HOLDINGS II, LLC	)
KKR FINANCIAL HOLDINGS III, LLC	)
KKR FINANCIAL HOLDINGS IV, LLC	)
KFN NR INVESTORS GP LLC	)
KFN NR INVESTORS L.P.	)
KFN NR MINERAL HOLDINGS LLC	)

KFN NR EQUIPMENT HOLDINGS LLC	)
KKR CORPORATE CREDIT PARTNERS L.P.	)
KKR FI PARTNERS I L.P.	)
KKR IFI LIMITED	)
KKR IFI GP LP	)
KKR INDEX FUND INVESTMENTS L.P.	)
KKR MEZZANINE GP LLC	)
KKR ASSOCIATES MEZZANINE I L.P.	)
KKR MEZZANINE PARTNERS I L.P.	)
KKR MEZZANINE PARTNERS I SIDE-BY-SIDE L.P.	)
KKR PEI GP LIMITED	)
KKR PEI ASSOCIATES, L.P.	)
KKR PEI INVESTMENTS, L.P.	)
KKR PEI OPPORTUNITIES GP, LTD.	)
KKR PEI OPPORTUNITIES, L.P.	)
KKR PEI SECURITIES HOLDINGS, LTD.	)
KKR TRS HOLDINGS, LTD.	)
KKR INVESTMENT MANAGEMENT LLC	)
KKR INVESTMENTS LLC	)
KKR CS II LIMITED	)
KKR ASSOCIATES CS II L.P.	)
KKR-KEATS CAPITAL PARTNERS L.P.	)
KKR CS I LIMITED	)
KKR ASSOCIATES CS I L.P.	)
KKR-MILTON CAPITAL PARTNERS L.P.	)
KKR-MILTON CO-INVESTMENTS L.P.	)
KKR III GP LLC	)
KKR PARTNERS III, L.P.	)
KKR PI-II GP LIMITED	)
KKR PARTNERS II (INTERNATIONAL), L.P.	)
KKR CHINA GROWTH LIMITED	)
KKR ASSOCIATES CHINA GROWTH L.P.	)
KKR CHINA GROWTH FUND L.P.	)
KKR CHINA GROWTH SBS LIMITED	)
KKR ASSOCIATES CHINA GROWTH SBS L.P.	)
KKR CHINA GROWTH SBS L.P.	)
KKR INFRASTRUCTURE LIMITED	)
KKR ASSOCIATES INFRASTRUCTURE L.P.	)
KKR GLOBAL INFRASTRUCTURE INVESTORS L.P.	)
KKR INFRASTRUCTURE SBS LIMITED	)
KKR ASSOCIATES INFRASTRUCTURE SBS L.P.	)
KKR GLOBAL INFRASTRUCTURE INVESTORS SBS L.P.	)
KKR EUROPEAN INFRASTRUCTURE LIMITED	)
KKR EUROPEAN INFRASTRUCTURE INVESTORS L.P.	)
KKR SA CO-INVEST GP LIMITED	)
KKR ASSOCIATES SA CO-INVEST L.P.	)
KKR SA INVESTORS CO-INVEST FUND L.P.	)
KKR-KEATS PIPELINE LLC	)
KKR-KEATS ASSOCIATES PIPELINE L.P.	)
KKR-KEATS PIPELINE INVESTORS L.P.	)
KKR NR II LLC	)
KKR ASSOCIATES NR II L.P.	)
KKR NATURAL RESOURCES FUND I-A L.P.	)
KKR NATURAL RESOURCES FUND I-B L.P.	)
KKR NR I-A MINERAL HOLDINGS LLC	)
KKR NR I-A EQUIPMENT HOLDINGS LLC	)
KKR NR I LLC	)
KKR ASSOCIATES NR I L.P.	)
KKR NATURAL RESOURCES I L.P.	)
KKR NR I MINERAL HOLDINGS LLC	)
KKR NR I EQUIPMENT HOLDINGS LLC	)

555 California Street, 50th Floor

San Francisco, CA 94104

(415) 315-3260

File No. 812-

Investment Company Act of 1940

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Sections 57(c) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 and Rule 17d-1 thereunder, authorizing certain joint transactions that otherwise may be prohibited by Section 57(a)(4):

•	Corporate Capital Trust, Inc. (the “Company”)

•	CNL Fund Advisors Company (“CFA”)

•	CNL Financial Group, LLC (“CNL”) and its investment advisory subsidiaries set forth on Schedule A hereto (other than CFA) (collectively and together with CFA, the “CNL Affiliated Advisors”)

•	KKR Asset Management LLC (“KAM,” and together with CFA, the “Advisers”) and its investment advisory subsidiaries set forth on Schedule A hereto (collectively, “KAM Affiliated Advisers”)

•

Kohlberg Kravis Roberts & Co. L.P. (“KKR & Co.”) and its investment advisory subsidiaries set forth on Schedule A hereto (other than the KAM Affiliated Advisers) (collectively, the “KKR & Co. Affiliated Advisers” and, together with the KAM Affiliated Advisers, the “KKR Affiliated Advisers”)

•	KKR Capital Markets Holdings L.P. and its capital markets subsidiaries set forth on Schedule A hereto (collectively, the “KCM Companies”)

•

Investment funds and other vehicles affiliated with KKR & Co. L.P. (“KKR”) set forth on Schedule A hereto (and which may include KCM Companies investing in a principal capacity) (collectively, the “Existing Affiliated Investors” and, together with the Company, the CNL Affiliated Advisors, the KKR Affiliated Advisers and the KCM Companies, the “Applicants”)

In particular, the relief requested in this application (the “Application”) would allow the Company, on one hand, and the Existing Affiliated Investors, any future entities or accounts that a CNL Affiliated Advisor, a KKR Affiliated Adviser or an affiliated person (as defined in Section 2(a)(3)(C) of the 1940 Act) of any of them may in the future sponsor, provide investment management services to or hold assets in a principal capacity, and any other vehicles2 that may be established in the future that may invest on a side-by-side basis therewith or make an investment in lieu thereof for tax, legal, regulatory or other purposes to effect financing transactions with or on behalf of an Affiliated Investor (any such entities, accounts and vehicles, together with the Existing Affiliated Investors, the “Affiliated Investors”), on the other hand, to co-invest in the same investment opportunities where such investment would otherwise be prohibited under the 1940 Act (collectively, the “Co-Investment Transactions”).

Applicants do not seek relief for transactions that would be permitted under other regulatory or interpretive guidance, including, for example, transactions effected consistent with Commission staff no-action positions (“Permitted Transactions”).3 Accordingly, the conditions and representations contained herein are not applicable to Permitted Transactions.

All existing entities that currently intend to rely on the Order have been named as Applicants and any existing or future entities that may rely on the Order in the future will comply with its terms and conditions.

[1]	Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.
[2]	In certain circumstances, the Company or an Affiliated Investor may form a special purpose vehicle to invest side by side with such entity or as a special purpose subsidiary of the Company or one or more Affiliated Investors to hold one or more investments (collectively, the “Special Purpose Funds”). The Special Purpose Funds are generally formed because they are necessary or desirable from a tax, legal, regulatory or other perspective (for example, to address tax issues that a non-U.S. investor has in a fund that are not shared by other domestic investors), or to facilitate participation in certain types of investment (for example, subsidiary corporations may be used to address tax issues that result from investing in a pass through entity such as a partnership or a limited liability company). The Company may also utilize subsidiaries to hold interests in certain of its portfolio companies (the “Blocker Subsidiaries”). Any Blocker Subsidiary that the Company forms will qualify for the exclusion from the definition of the term investment company pursuant to Section 3(c)(7) of the 1940 Act or will otherwise not be required to register as an investment company under the 1940 Act. Blocker Subsidiaries ordinarily are structured as corporations or as limited liability companies or partnerships that are taxed as corporations and hold certain investment assets that are structured as pass-through tax entities (such as partnership interests or limited liability company interests) in order to allow the Company to continue to qualify as a RIC for tax purposes. Blocker Subsidiaries are a method of tax planning frequently used by companies that have elected to be treated as RICs. Relief for these vehicles may be necessary as they will also be controlled and managed by CFA or a KKR Affiliated Adviser (or any entity directly or indirectly controlled by or under common control with CFA or a KKR Affiliated Adviser within the meaning of Section 2(a)(9) of the 1940 Act) and may invest side by side with the Affiliated Investors, which are persons described in Section 57(b)(2) of the 1940 Act.
[3]	See, e.g., Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).

I. GENERAL DESCRIPTION OF APPLICANTS

A. The Company

The Company was organized under the General Corporation Law of the State of Maryland on June 9, 2010 for the purpose of operating as an externally-managed, non-diversified closed-end management investment company that has elected to be regulated as a business development company (“BDC”) under the 1940 Act.4 In addition, the Company has made an election to be treated for tax purposes as a regulated investment company (“RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”), and intends to continue to make such election in the future. The Company’s principal place of business is 450 S. Orange Avenue, Orlando, Florida 32801.

The Company has a five-member board of directors (the “Board”) of which three members are not “interested persons” of the Company within the meaning of Section 2(a)(19) of the 1940 Act (the “Independent Directors”).

[4]	Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in section 55(a)(1) through 55(a)(3) of the 1940 Act and makes available significant managerial assistance with respect to the issuers of such securities.

B. CNL Entities

CNL is a leading private investment management firm providing global real estate and alternative investment opportunities. Since inception in 1973, CNL or its affiliates have formed or acquired companies with more than $24 billion in assets. CNL has sponsored or managed a wide range of investment programs and has extensive experience investing in and lending to companies operating in the retail, restaurant, health care, hotel, leisure and recreation industries.

Structured as a holding company, CNL conducts its business through various affiliates, which include operating companies, investment advisers and broker-dealers that are registered or licensed by regulatory authorities in the jurisdictions in which they operate. Services provided by the CNL companies include advisory, acquisition, development, lease and loan servicing, asset and portfolio management, disposition, client services, capital raising, finance and administrative.

CFA, a subsidiary of CNL, serves as the Company’s investment adviser. CFA is a Florida corporation that has been continuously registered as an investment adviser since 1991. Historically, CFA has advised high-net-worth individuals, pension and profit sharing plans, pooled investment vehicles, government entities and charitable organizations.

C. KKR Entities

KKR is a leading alternative asset manager with $54.4 billion in assets under management as of June 30, 2010. Founded in 1976, KKR is a global firm with 14 offices and over 600 people, including 184 investment professionals as of June 30, 2010. It operates an integrated global platform for sourcing and executing investments across multiple industries, asset classes and geographies. Since its inception, KKR has completed more than 175 private equity transactions with a total transaction value of over $430 billion. As of June 30, 2010, it had $13.4 billion of corporate credit assets under management.

Structured as a holding company, KKR conducts its business through various subsidiaries, which include investment advisers and broker-dealers that are registered or licensed by regulatory authorities in the jurisdictions in which they operate. These business activities include managing and advising a number of investment funds, structured finance vehicles, co-investment vehicles, finance companies, managed accounts and other entities and providing a broad range of capital markets services. KKR also holds various financial assets in a principal capacity. For management reporting purposes, KKR organizes its business into three business segments: Private Markets, Public Markets, and Capital Markets and Principal Activities.

1. Private Markets

Through its Private Markets segment, KKR sponsors a group of investment funds, co-investment vehicles and other entities that invest capital in private equity, infrastructure and natural resources assets. Investments in private equity and infrastructure assets typically include controlling ownership positions or strategic minority investments in operating companies that are made primarily for long-term appreciation. Investments in natural resources assets include direct investments in mineral interests that generate returns through the production of the underlying natural resources and provide exposure to commodities and a means to hedge inflation.

The Affiliated Investors that are currently managed within the Private Markets segment are included under the heading Existing Affiliated Investors in Schedule A hereto. Each of these Affiliated Investors is a separate and distinct legal entity and none is required to register as an investment company under the 1940 Act. KKR & Co. serves as the investment adviser to these Affiliated Investors and, in some instances, these Affiliated Investors are sub-advised by other KKR & Co. Affiliated Advisers. KKR & Co. has been registered with the Commission under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), since 2008. As of June 30, 2010, the KKR & Co. Affiliated Advisers had $41.0 billion of assets under management.

2. Public Markets

Through its Public Markets segment, KKR manages and advises a number of investment funds, structured finance vehicles, finance companies, managed accounts and other entities that invest capital in liquid credit strategies, such as senior loans and high yield bonds, and less liquid credit products, such as mezzanine debt, special situation assets, rescue financings, distressed assets, debtor-in-possession financings and exit financings. These investments may be made for current income, long-term appreciation or a combination of the foregoing.

The Affiliated Investors that are currently managed within the Public Markets segment are included under the heading Existing Affiliated Investors in Schedule A hereto. Each of those entities is a separate and distinct legal entity and none is required to register as an investment company under the 1940 Act. These entities are managed by KAM and other KAM Affiliated Advisers, which also advise separate accounts that are maintained with third party custodians and managed pursuant to investment advisory agreements with clients. KAM has been registered with the Commission under the Advisers Act since 2008 and also serves as the sub-adviser to the Company. As of June 30, 2010, the KAM Affiliated Advisers had approximately $13.4 billion of assets under management.

3. Capital Markets and Principal Activities

Through its Capital Markets and Principal Activities segment, KKR conducts a broad range of capital markets activities, including acting as an underwriter, placement agent, or other form of arranger or provider of debt and equity financing and carrying out other types of capital markets services and broker-dealer activities. These activities are conducted through the KCM Companies, which include entities registered or authorized as broker-dealers or their foreign equivalents in various countries in North America, Europe, Asia and Australia. In the United States, KKR conducts its broker-dealer activities through KKR Capital Markets LLC, which has been registered with the Commission as a broker-dealer since 2007 and is a member of the Financial Industry Regulatory Authority (FINRA). In addition, through the Capital Markets and Principal Activities Segment, KKR holds various financial assets in a principal capacity.

II. PROPOSED RELIEF

A. Co-Investment in Portfolio Companies by the Company and Affiliated Investors

1. Mechanics of the Co-Investment Program

As previously described, CFA will serve as the Company’s investment adviser and administrator, and KAM will serve as the Company’s sub-adviser. In these roles, CFA will be responsible for the overall management of the Company’s activities, and KAM will be responsible for the day-to-day management of the Company’s investment portfolio, in each case consistent with their fiduciary duties. CFA provides its investment advisory services under an investment advisory agreement with the Company (as amended from time to time, the “Advisory Agreement”) and provides its additional administrative services under an administrative services agreement. KAM provides its investment advisory services under an investment sub-advisory agreement between CFA and KAM (as amended from time to time, the “Sub-Advisory Agreement”). Importantly, the relationship between CFA and KAM is non-exclusive and arm’s length, and KAM may withdraw on 120 days’ written notice.5 Although KAM will identify and recommend investments for the Company, prior to any investment by the Company, the Sub-Advisory Agreement requires KAM to present each proposed investment to CFA which has the authority to approve or reject all investments proposed for the Company by KAM. Through this authority to approve or reject any investment proposed by KAM, CFA will have ultimate authority with respect to the Company’s investments, subject in each case to the oversight of the Board.

It is anticipated that KAM or another KKR Affiliated Adviser will periodically determine that certain investments KAM recommends for the Company would also be appropriate investments for one or more Affiliated Investors. Such a determination may arise in a number of scenarios, including Co-Investment Transactions, Joint Follow-On Transactions and Joint Exit Transactions, each of which is defined and discussed below.

Opportunities for Co-Investment Transactions may arise when advisory personnel of KAM or a KKR Affiliated Adviser become aware of investment opportunities that may be appropriate for both the Company and an Affiliated Investor. Upon issuance of the requested Order, in such cases, investment opportunities that are presented to an Affiliated Investor may be referred to the Company and vice versa, and such investment opportunities may result in a Co-Investment Transaction. For each type of Co-Investment Transaction, a specific protocol applies, which is designed to ensure fairness to the Company based on the specific type of Co-Investment Transaction. Consistent with the policies and procedures that have been adopted by KAM and the KKR Affiliated Advisers designed to allocate investment opportunities in a fair and equitable manner, each must make reasonable efforts to refer investment opportunities to the Company and Affiliated Investors if such investment opportunity falls within any of the Company’s or an Affiliated Investor’s primary investment mandates. However, the Company or any Affiliated Investor will not be obligated to invest, or co-invest, when investment opportunities are referred to them.

[5]	The Sub-Advisory Agreement may also be terminated by the Company through its board of directors or a vote of its stockholders in accordance with Section 15(a) of the 1940 Act.

2. Co-Investment Transactions

A Co-Investment Transaction may occur when, as described above, advisory personnel of KAM or another KKR Affiliated Adviser become aware of investment opportunities that may be appropriate for both the Company and one or more Affiliated Investors. Investment opportunities that are presented to an Affiliated Investor may be referred to the Company and vice versa. For each such referral, KAM will independently analyze and evaluate the investment opportunity as to its appropriateness for the Company taking into consideration the Company’s investment objective and strategies, any applicable investment restrictions, the amount the Company can or should invest in such investment, the relationship between the investment opportunity and the Company’s investment strategies, the Company’s available funds, the market conditions, any regulatory, tax, or legal considerations, the availability of other investment opportunities, the anticipated timeframe for such investment, the extent of any potential required follow-on investment and other pertinent factors particular to the Company (the “Company Investment Factors”). If KAM determines that the opportunity is appropriate for the Company (and CFA approves the investment for the Company), and an Affiliated Investor has confirmed its desire to also participate, the Advisers will present the investment opportunity to the required majority (within the meaning of Section 57(o))6 of the Board (the “Required Majority”) for approval prior to the actual investment by the Company. A Co-Investment Transaction will be consummated only upon approval by the Required Majority.

In a typical Co-Investment Transaction, the issuer agrees to pay a transaction fee to KAM or another KKR Affiliated Adviser for certain services KAM or another KKR Affiliated Adviser provides to the issuer (“Fee”), which is normally calculated as a percentage of the total capital committed or invested in the Co-Investment Transaction and paid at closing. The services provided by KAM or another KKR Affiliated Adviser vary by investment, but generally consist of assisting with transaction structuring, assisting with due diligence and providing general advice, which concludes at closing. Each Fee initially would be apportioned by KAM or the other KKR Affiliated Adviser among the Company and any Affiliated Investors investing in the transaction pro rata based on their respective participation in the transaction giving rise to the Fee. The Fee amount apportioned to each investing entity would then be allocated to the investing entity, on the one hand, and its KKR Affiliated Adviser (KAM in the case of the Company), on the other hand, in accordance with the provisions of the particular investment advisory agreement with the investing entity.7 While each investing entity and its KKR Affiliated Adviser may retain a different percentage of the Fees that are apportioned to the Company and Affiliated Investors participating in the investment, such differences will be due solely to, and governed by, the terms of the particular investment advisory agreement with each such investing entity. With respect to any Fees attributable to an investment by the Company, the aggregate amount of the Fees to be retained by CFA and KAM would be limited to one percent.8

[6]	The term “Required Majority,” when used with respect to the approval of a proposed transaction, plan, or arrangement, means both a majority of the Company’s directors who have no financial interest in such transaction, plan, or arrangement and a majority of such directors who are not interested persons of the Company.
[7]	Upon grant of relief, KAM would agree to pay a portion of any Fees it receives in respect of the Company’s investment in an issuer to CFA pursuant to the Sub-Advisory Agreement.
[8]	See, e.g., Sections 17(e)(2)(C) and 57(k)(2)(C).

3. Third Party Placement Transactions

From time to time, an issuer may retain a KCM Company to assist such issuer in meeting its capital needs. In some cases, an issuer may retain a KCM Company to act as a direct placement agent, seeking to place, on a best efforts basis, the issuer’s securities with unaffiliated third party investors (i.e., non-Affiliated Investors) or a KCM Company may commit to purchase an issuer’s securities in its principal capacity and seek to syndicate such securities among non-Affiliated Investors (in either case, a “Third Party Placement Transaction”). In a Third Party Placement Transaction, the issuer would pay the KCM Company its usual and customary placement fee which would normally be calculated as a percentage of the value of the issuer’s securities that the KCM Company placed with, or syndicated to, non-Affiliated Investors (“Placement Fee”). If the Company and one or more Affiliated Investors were to acquire from the issuer the same security that is the subject of the Third Party Placement Transaction, such acquisition would be classified as a Co-Investment Transaction and be subject to the conditions set forth herein.9 For the avoidance of doubt, the KCM Company would not be paid a Placement Fee with respect to the investment acquired by the Company.

B. Ensuring Fairness in Co-Investment Transactions and Third Party Placement Transactions

1. Ensuring Fairness in Co-Investment Transactions

A Co-Investment Transaction may arise where, as described above, investment opportunities are presented to an Affiliated Investor and referred to the Company or vice versa. For each such referral, KAM will independently analyze and evaluate whether the investment opportunity is appropriate for the Company taking into consideration the Company Investment Factors.

If KAM determines that the opportunity is appropriate for the Company (and CFA approves the investment) and an Affiliated Investor has also confirmed its desire to participate, the Company may invest only if, and at a price, approved by the Required Majority, after appropriate consideration of all relevant information, including the aggregate amount of Fees retained by the Company, the Affiliated Investors, all KKR Affiliated Advisers and CFA in connection with the Co-Investment Transaction. The Company’s investment in such Co-Investment Transaction would be on the same terms, conditions, price, class of securities,10 settlement date and registration rights as those applicable to the Affiliated Investors.

[9]	When the Company invests alongside non-Affiliated Investors in transactions in which no Affiliated Investor participates, Sections 17(d) and 57(a) are not implicated. Therefore, relief for such transactions is unnecessary.
[10]	There may be instances where KAM determines (and CFA agrees) that the Company should invest in more than one class of securities of an issuer, while the investment guidelines for a particular Affiliated Investor may limit that Affiliated Investor from investing in certain, but not all, of those classes of securities (each class in which the Affiliated Investor may participate, a “Permitted Class”). In these instances, the Company and the Affiliated Investor would invest in the Permitted Class on the same terms, conditions, price, settlement date and registration rights and the Company would invest in the other class(es) on terms as authorized by the Required Majority.

To allow for an independent review of co-investment activities, the Required Majority will receive, on a quarterly basis, a record of all investments made by Affiliated Investors during the preceding quarter that: (1) were consistent with the Company’s then current investment objective and met certain inclusion criteria determined by the Required Majority from time to time as described below, but (2) were not made available to the Company. This record will include an explanation of why such investment opportunities were not offered to the Company. The Company believes it is appropriate for the Required Majority to set (and adjust from time to time) inclusion criteria for such reports. The Required Majority’s inclusion criteria would be expected to relate to, among other things, expected minimum rate of return, liquidity, available capital and size of the investment, other available investment opportunities in the market, its status as a “qualified asset” as described by Section 55(a) of the 1940 Act (“Qualified Asset”) as well as any control or management rights available to the Company. Providing the Required Majority the authority to set inclusion criteria recognizes that many of the Affiliated Investors are not subject to leverage or other 1940 Act restrictions and may pursue investments with more liquidity, of a larger size or with less control over an issuer than the Company generally pursues given its investment objective and BDC status. Providing information about transactions by an Affiliated Investor only when such transactions fall within the inclusion criteria ensures that the Required Majority will be able to focus on those opportunities in which the Company would actually be expected to invest without being overwhelmed by information relating to opportunities that would not be pursued by the Company. The inclusion criteria may change over time depending on market conditions, the Company’s available capital and such other factors as the Required Majority deems appropriate.

2. Ensuring Fairness in Third Party Placement Transactions

A Third Party Placement Transaction may arise when, as described above, the Company is presented with an investment opportunity involving a transaction in which a KCM Company has been retained by an issuer to either act as its agent to place, on a best efforts basis, the issuer’s securities directly with unaffiliated third party investors or a KCM Company has committed to purchase an issuer’s securities in its principal capacity and will seek to syndicate such securities among non-Affiliated Investors, and, in either case, will receive a Placement Fee for such services. Investments that a KCM Company has been retained to place or has committed to purchase and syndicate may be of the same class or a different class as the investment identified for the Company. To the extent that the Company and one or more Affiliated Investors acquires from the issuer the same security that is the subject of a Third Party Placement Transaction, such acquisition would also be considered a Co-Investment Transaction, and in connection with any such transaction, KAM will provide: (i) the same information to the Required Majority as it would for any Co-Investment Transaction as well as (ii) the aggregate amount of the Placement Fee payable to the KCM Company and such additional information as the Required Majority may request from time to time.

Upon issuance of the requested Order, in each Third Party Placement Transaction, KAM will independently analyze and evaluate whether the investment opportunity is appropriate for the Company taking into consideration the Company Investment Factors. If KAM determines that the opportunity is appropriate for the Company (and CFA approves the investment), the Company may invest in a Third Party Placement Transaction only if approved by the Required Majority after appropriate consideration of all relevant information.

C. Rationale for Co-Investment Transactions and Third Party Placement Transactions

KAM and its affiliates provide the Company with immediate access to an established source of proprietary deal flow. The Board believes that KAM is able to provide the Company with differentiated and attractive investment opportunities by leveraging KKR’s global investment platform, resources and existing relationships with major companies, commercial and investment banks, financial sponsors and other investment and advisory institutions. KKR has an established infrastructure and investment process for originating and managing leveraged credit portfolios, including senior secured loans, second lien loans, mezzanine obligations, high yield bonds, structured finance instruments, credit derivatives and equity securities. The Company also has access to the KKR staff of over 600 people as of June 30, 2010, including 184 investment professionals. It is anticipated that the Company will benefit from this infrastructure through access to investment opportunities from KKR’s existing institutional relationships and from KKR’s ability to forge new institutional relationships that will yield further investment opportunities that could be accessible to the Company, access to proprietary investments from KKR’s dedicated origination and sourcing team, and risk management from KAM’s investment policies and expertise. To allow the Company to best benefit from KKR’s infrastructure and process, CFA and the Board believe that it will be advantageous for the Company to co-invest with one or more Affiliated Investors to the extent that such investments are consistent with the factors outlined above.

As noted above, CFA has the right to approve or reject all investment decisions for the Company. Furthermore, KAM’s investment recommendations for the Company are made separately from recommendations made by KAM or a KAM Affiliated Adviser with regard to the participation by an Affiliated Investor or the decision of a KCM Company to provide placement services to the issuer in the transaction. Prior to recommending an investment in a Co-Investment Transaction (including a Third Party Placement Transaction), KAM will independently analyze each potential investment based on the Company Investment Factors to determine whether it is appropriate for the Company. Unlike a traditional relationship between a fund and its investment adviser, KAM’s investment recommendations for the Company are subject to approval by CFA. In particular, KAM presents an available investment opportunity to the Company and CFA when KAM believes the opportunity to be appropriate and beneficial to the Company, and CFA may accept or reject the opportunity in its discretion. CFA has no relationship with any Affiliated Investor or KCM Company that may participate in a Co-Investment Transaction (in the case of an Affiliated Investor) or a Third Party Placement Transaction (in the case of a KCM Company) and, therefore, no incentive to place their interests above those of the Company. Rather, based on the fee arrangements between the Company and CFA, CFA has an incentive to assure that the best opportunities are offered to and undertaken by the Company (and, similarly, an incentive to not approve opportunities that CFA does not believe will benefit the Company). For this reason, the Applicants submit that the conflicts intended to be addressed by the co-investment restrictions under the 1940 Act are well mitigated. In order to provide further assurance that the best interests of the Company will be served, all Co-Investment Transactions will be subject to approval by the Required Majority and will take place on the same terms and conditions as those applicable to the Affiliated Investors.

Current credit market conditions have led to a decline in the availability of capital, making it more difficult for the Company to raise capital while at the same time creating more opportunities for the Company to make investments consistent with its investment objective and allowing the Company to focus on transactions where its competitive advantages are strongest. The ability to participate in Co-Investment Transactions (including Third Party Placement Transactions) that involve committing larger amounts of financing would enable the Company to participate in larger financing commitments, which would, in turn, be expected to increase income, expand investment opportunities and provide better access to due diligence information for the Company. Indeed, the Company’s inability to co-invest with one or more Affiliated Investors could potentially result in the loss of beneficial investment opportunities for the Company and, in turn, adversely affect the Company’s stockholders. For example, the Company may lose some investment opportunities when KKR cannot provide “one-stop” financing to a company. In addition, the Code imposes diversification requirements on companies, such as the Company, that seek certain favorable tax treatment under Subchapter M of the Code. Consequently, in some circumstances, the Company might not be able to commit to the entire amount of financing sought by an issuer. In such cases, the issuer is likely to reject an offer of funding from the Company due to the Company’s inability to commit the full amount of financing required. Allowing for the types of transactions described in this Application will generate greater deal flow, broaden the market relationships of the Company and allow the Company to be more selective in choosing its investments so that the Company can pursue the most attractive risk-adjusted investments and optimize its portfolio. Enhanced selectivity and more favorable deal terms, pricing and structure would also likely lead to closer relationships between the Company and its portfolio companies, all of which should create enhanced value for the Company and its stockholders.

D. Joint Follow-On Transactions and Joint Exit Transactions

1. Mechanics of Joint Follow-On Transactions and Joint Exit Transactions

There may be instances where the Company and one or more Affiliated Investors hold investments in the same issuer, but where the respective acquisitions of that investment did not implicate the joint transaction proscriptions of Section 57(a)(4). A lack of “jointness” in the original investment transaction could arise because, among other things, the transactions were Permitted Transactions, were separated by time or were otherwise distinct in nature such that the Company or Affiliated Investor was able to conclude that Section 57(a) was not implicated. If, however, either the Company or an Affiliated Investor wishes to exit the investment, or make a follow-on investment in that issuer, Section 57(a)(4) may be implicated (such situations, where Section 57(a)(4) is implicated, are referred to herein as “Joint Exit Transactions” and “Joint Follow-On Transactions,” respectively).11 When Joint Exit Transactions and Joint Follow-On Transactions arise, they will be executed based on the protocols described below.

[11]

Certain exit transactions or follow-on investments may constitute Permitted Transactions that do not implicate Section 57(a)(4) and, therefore, are not subject to the conditions contained herein. In certain Co-Investment Transactions, an Affiliated Investor may participate in an investment opportunity in anticipation of selling the investment within a short period of time (a “Seasoning Period”) to an unaffiliated third party that was not able to acquire the investment at the time of the original commitment in accordance with the third party’s governing documents, or otherwise as a customary accommodation to the unaffiliated third party. A Seasoning Period usually terminates 48 hours from the closing of the original transaction, though the Seasoning Period can vary. Exit transactions that involve an Affiliated Investor selling an investment to an unaffiliated third party following a Seasoning Period also do not implicate Section 57(a)(4) and, therefore, are not subject to the conditions contained herein.

2. Ensuring Fairness in Joint Follow-On Transactions and Joint Exit Transactions

Upon issuance of the requested Order, Joint Follow-On Transactions and Joint Exit Transactions may arise as described above. In connection with Joint Follow-On Transactions and Joint Exit Transactions that are not authorized in advance by the Required Majority as described below, the following protocols are designed to ensure the fairness of those transactions to the Company: (1) where each of the Company and an Affiliated Investor holds the same class of securities of an issuer, Joint Exit Transactions and Joint Follow-On Transactions will be made in the same manner and subject to the same procedures as Co-Investment Transactions described above; (2) where each of the Company and an Affiliated Investor holds a different class of securities of the same issuer and the Affiliated Investor desires to make a follow-on investment, a Joint Follow-On Transaction will only be made to the extent that the Company is also offered the opportunity, exercisable by the Required Majority, to invest in the same investment at the same time and on the same terms as the Affiliated Investor completing the follow-on investment;12 and (3) where each of the Company and an Affiliated Investor holds a different class of securities of the same issuer and the Affiliated Investor seeks to exit in a transaction that implicates Section 57(a)(4) because of the participation in some fashion by the Company, the Affiliated Investor may only exit to the extent that the Company is also offered the opportunity, exercisable by the Required Majority, to exit its investment. The Required Majority may also provide advance authorization for the Advisers to effect any disposition that accounts for less than two percent of the Company’s portfolio, based on the Company’s most recent net asset value determined by the Board. The price received by the Company for the sale of an investment in a Joint Exit Transaction described in scenario (3) of the preceding sentence would be negotiated to be based on the price received by a non-affiliated third party also seeking to exit the same investment, i.e., the market price of the investment in

[12]

Where an issuer makes an exchange or tender offer to all holders of an investment, including holders other than the Company and an Affiliated Investor, and where there is no negotiation of terms, the Company and Affiliated Investor may exit the investment regardless of whether the other investor exits without complying with the conditions applicable to a Joint Exit Transaction or a Joint Follow-On Transaction. Similarly, where there is an involuntary disposition of the investment such as in a bankruptcy proceeding or as a result of a redemption right that is exercisable by the issuer, the Company and an Affiliated Investor will not need to comply with the conditions applicable to a Joint Exit Transaction or a Joint Follow-On Transaction. Additionally, a follow-on transaction attributable to warrants or other rights to purchase investments held by an Affiliated Investor and not by the Company is not a Joint Follow-On Transaction.

question, if any. If there is no non-affiliated third party also exiting the same investment, then the Required Majority of the Company must determine that the exit price to be received by the Company is fair and in the best interests of the stockholders of the Company.

E. Rationale For Joint Exit and Joint Follow-On Transactions

With respect to Joint Follow-On Transactions, Applicants believe that the conditions set forth herein would provide appropriate stockholder protection. The fact that a Joint Follow-On Transaction would be effected at a time when the Company and one or more Affiliated Investors already have positions in the issuer is fully addressed by the requirement that the Required Majority consider whether, and that the transaction proceeds only if the Required Majority determines that, the proposed Joint Follow-On Transaction is in the best interests of the Company’s stockholders, prior to effecting the transaction. Additionally, the Applicants believe that not permitting the Required Majority to provide advance authorization of de minimis dispositions would unduly restrict the ability of the Company to exit investments at the most opportune time and to otherwise act in a manner to maximize value to the Company’s stockholders. If a desired disposition transaction accounts for less than two percent of the Company’s portfolio, then the Company will be able to effect that transaction without any delay resulting from the need to seek action by the Required Majority.

With respect to Joint Exit Transactions, Applicants believe that greater restrictions than those that would be imposed under the traditional co-investment order conditions are unnecessary and inappropriate. There will be times when it will be in the best interests of the Company’s stockholders for the Company to divest of a position also held by an Affiliated Investor. Where the Company and an Affiliated Investor came to and have maintained their respective positions in an issuer under circumstances where Section 57(a)(4) is not implicated (e.g., through a Permitted Transaction or a “non-joint” transaction) absent the proposed disposition, additional conditions that would unduly limit, delay or prohibit a disposition serve no stockholder protection or policy purpose and, in fact, could harm the Company and its stockholders. Moreover, the fact that the acquisitions resulting in contemporaneous ownership were not themselves subject to the conditions applicable to Co-Investment Transactions is not relevant. Those conditions have historically been imposed to ensure that investments made under circumstances which Congress in Section 57(a)(4) identified as presumptively abusive – i.e., where a BDC and an affiliate are acting jointly by investing in the same issuer in some concerted way – are subject to a protocol designed to prevent the abuse through specific limitations and proactive board involvement, as appropriate. Where, as here, there was no potentially abusive transaction as a predicate, imposition of further conditions would seem a solution in search of a problem that does not exist. As a result, Applicants believe that applying conditions applicable to any exit, but not adding additional conditions, appropriately protects the interests of the Company’s stockholders.

F. Applicable Law

1. Sections 57(a)(4) and 57(i) of the 1940 Act, and Rule 17d-1 thereunder

Section 57(a)(4) makes it unlawful for any person who is related to a BDC in a manner described in Section 57(b), acting as principal, knowingly to effect any transaction in which the BDC is a joint or a joint and several participant with that person in contravention of rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by the BDC on a basis less advantageous than that of the other participant. Because the Commission has not adopted any rules expressly under Section 57(a)(4), Section 57(i) provides that the rules under Section 17(d) applicable to registered closed-end investment companies (e.g., Rule 17d-1) are, in the interim, deemed to apply to transactions subject to Section 57(a).13 Rule 17d-1, as made applicable to BDCs by Section 57(i), prohibits any person who is related to a BDC in a manner described in Section 57(b), as modified by Rule 57b-1, from acting as principal, from participating in, or effecting any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which the BDC is a participant, unless an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order entered prior to the submission of the plan or any modification thereof, to security holders for approval, or prior to its adoption or modification if not so submitted.

2. Section 57(b) of the 1940 Act and Rule 57b-1 thereunder

Section 57(b), as modified by Rule 57b-1, specifies the persons to whom the prohibitions of Section 57(a)(4) apply. These persons include the following: (1) any director, officer, employee, or member of an advisory board of a BDC or any person (other than the BDC itself) who is, within the meaning of Section 2(a)(3)(C), an affiliated person of any such person; or (2) any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with a BDC (except the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not be directly or indirectly under the control of a person who controls the BDC), or any person who is, within the meaning of Section 2(a)(3)(C) or (D), an affiliated person of such person.

Rule 57b-1 under the 1940 Act exempts certain persons otherwise related to a BDC in a manner described in Section 57(b)(2) of the 1940 Act from being subject to the prohibitions of Section 57(a). Specifically, this rule states that the provisions of Section 57(a) shall not apply to any person: (a) solely because that person is directly or indirectly controlled by a BDC, or (b) solely because that person is directly or indirectly controlling, controlled by, or under common control with a person described in (a) of the rule or is an officer, director, partner, copartner, or employee of a person described in (a) of the rule.

Section 2(a)(9) defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. The statute also sets forth the interpretation that any person who owns beneficially, either directly or through one or more controlled companies, more than 25 percent of the voting securities of a company shall be presumed to control such company; any person who does not so own more than 25 percent of the voting securities of a company shall be presumed not to control such company; and a natural person shall be presumed not to be a controlled person.

[13]	See Section 57(i) of the 1940 Act.

Sections 2(a)(3)(C) and (D) define an “affiliated person” of another person as: (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person.

3. Section 17(e)

Section 17(e) of the 1940 Act provides that:

It shall be unlawful for any affiliated person of a registered investment company, or any affiliated person of such person . . . (2) acting as broker, in connection with the sale of securities to or by such registered company or any controlled company thereof, to receive from any source a commission, fee, or other remuneration for effecting such transaction which exceeds (A) the usual and customary broker’s commission if the sale is effected on a securities exchange, or (B) 2 per centum of the sales price if the sale is effected in connection with a secondary distribution of such securities, or (C) 1 per centum of the purchase or sale price of such securities if the sale is otherwise effected unless the Commission shall, by rules and regulations or order in the public interest and consistent with the protection of investors permit a larger commission.14

Consequently, CFA, KAM or an affiliate of either could not receive compensation from any source in connection with the purchase of securities by the Company if such compensation exceeds one percent of the purchase or sale price. Section 17(e)(2) does not prohibit the retention of a portion of the Fees as between an Affiliated Investor and its KKR Affiliated Adviser (including KAM) or the receipt of Placement Fees by a KCM Company in connection with a Third Party Placement Transaction.

G. Need For Relief

Co-Investment Transactions (including Third Party Placement Transactions), Joint Follow-on Transactions and Joint Exit Transactions could be prohibited by Section 57(a)(4) and Rule 17d-1 without a prior exemptive order of the Commission to the extent that the Affiliated Investors fall within the categories of persons described by Section 57(b), as modified by Rule 57b-1 thereunder. For purposes of Section 57(b), an investment sub-adviser is considered the equivalent to an investment adviser to an entity. Thus, KAM and the entities that it advises could be deemed to be persons related to the Company in a manner described by Section 57(b) and therefore prohibited by Section 57(a)(4) and Rule 17d-1 from participating in Co-Investment Transactions (including Third Party Placement Transactions), Joint Follow-On Transactions and Joint Exit Transactions. In addition, because other KKR Affiliated Advisers are “affiliated persons” of KAM, entities advised by any of them could be deemed to be persons related to the Company in a manner described by Section 57(b) and also prohibited from participating in a Co-Investment Transaction (including a Third Party Placement Transaction), Joint Follow-on Transaction or Joint Exit Transaction.

[14]	Section 57(k)(2) is the BDC analogue for Section 17(e)(2).

H. Requested Relief

Accordingly, Applicants respectfully request an Order of the Commission, subject to the terms set forth in the Application, pursuant to Sections 57(i) and Rule 17d-1, to permit the Company and Affiliated Investors to participate in: (1) Co-Investment Transactions (including applicable Third Party Placement Transactions)15; (2) Joint Follow-On Transactions; and (3) Joint Exit Transactions.

I. Precedents

The Commission has granted co-investment relief on numerous occasions in recent years.16 Although the various precedents involve different co-investment scenarios, including approval procedures, and presumptions for co-investment transactions to protect the interests of public investors in the BDC, than the one described in this Application, Applicants submit that the procedures set forth as conditions for the relief requested herein are consistent with the range of investor protection found in the cited orders.

[15]	As noted above in footnote 9, if no Affiliated Investor participates in a transaction, relief from Section 17(d) or 57(a) is not necessary.
[16]

Ridgewood Capital Energy Growth Fund, LLC, et. al. (File No. 812-13569), Release No. IC-28982 (Oct. 21, 2009) (order), Release No. IC-28931 (Sept. 25, 2009) (notice); Main Street Capital Corporation, et. al. (File No. 812-1343 8), Release No. IC-28295 (June 3, 2008) (order), Release No. IC-28265 (May 8, 2008) (notice); Gladstone Capital Corporation, et. al. (File No. 812-12934), Release No. IC-27150 (November 22, 2005) (order), Release No. IC-27120 (October 25, 2005) (notice); meVC Draper Fisher Jurvetson Fund I, Inc., et al. (File No. 812-11998), Release No. IC-24556 (July 11, 2000) (order), Release No. IC- 24496 (June 13, 2000) (notice); Berthel Growth & Income Trust I, et al. (File No. 812-10830), Release No. IC-23864 (June 8, 1999) (order), Release No. IC- 23825 (May 12, 1999) (notice); Technology Funding Venture Capital Fund VI, LLC, et al. (File No. 812-11006), Release No. IC-23610 (Dec. 18, 1998) (order), Release No. IC- 23573 (Nov. 25, 1998) (notice); MACC Private Equities Inc., et al. (File No. 812-11148), Release No. IC-23518 (Nov. 3, 1998) (order), Release No. IC- 23478 (Oct. 6, 1998) (notice); Brantley Capital Corporation, et al. (File No. 812-10544), Release No. IC-22893 (Nov. 18, 1997) (order), Release No. IC-22864 (Oct. 21, 1997) (notice); Renaissance Capital Growth & Income Fund III. Inc. (File No. 8 12-10354), Release No. IC-22428 (Dec. 31, 1996) (order), Release No. IC-22378 (Dec. 6, 1996) (notice); Sherrv Lane Growth Fund. Inc. (File No. 812-10082), Release No. IC-22130 (Aug. 9, 1996) (order), Release No. IC-22060 (July 10, 1996) (notice); Access Capital Strategies Community Investment Fund. Inc. (File No. 812-9786), Release No. IC-21898 (Apr. 16, 1996) (order), Release No. IC-21836 (Mar. 20, 1996) (notice); Ridgewood Electric Power Trust III (File No. 812-9558), Release No. IC-21589 (Dec. 11, 1995) (order), Release No. IC-21472 (Nov. 3, 1995) (notice); MAC Private Equities Inc., (File No. 812-9028), Release No. IC20887 (Feb. 7, 1995) (order), Release No. IC-20831 (Jan. 12, 1995) (notice); Corporate Renaissance Group, Inc. (File No. 812-8978), Release No. IC-20690 (Nov. 8, 1994) (order), Release No. IC-20617 (Oct. 13, 1994) (notice); ML Venture, Partners II. L.P. (File No. 812-7841), Release No. IC-18700 (May 11, 1992) (order), Release No. IC-18652 (Apr. 13, 1992) (notice); Equus Capital Partners, L.P. (File No. 812-7272), Release No. IC-18105 (Apr. 18, 1991) (order), Release No. IC-18058 (Mar. 21, 1991) (notice); Equitable Capital, Partners, L.P. (File No. 812-7328), Release No. IC-17925 (Dec. 31, 1990) (order), Release No. IC-17894 (Dec. 5, 1990) (notice); Technology Funding Partners III, L.P. (File No. 812-7355), Release No. IC-17571 (July 5, 1990) (order), Release No. IC-17523 (June 6, 1990) (notice); Berkshire, Partners III, L.P., (File No. 812-7335), Release No. IC-17533 (June 14, 1990) (order), Release No. IC-17496 (May 17, 1990) (notice); ML-Lee Acquisition Fund II, L.P., (File No. 8127133), Release No. IC-17123 (Sept. 1, 1989) (order), Release No. IC-17101 (Aug. 7, 1989) (notice); The Prospect Group Opportunity Fund, Inc., (File No. 812-7024), Release No. IC16841 (Feb. 27, 1989) (order), Release No. IC-16774 (Jan. 24, 1989) (notice).

J. Applicants’ Legal Arguments

In accordance with Rule 17d-1 (made applicable to BDCs pursuant to Section 57(i)), the Commission may grant the requested relief as to any particular joint transaction if it finds that the participation of the Company (or any person it controls) in the joint transaction is consistent with the provisions, policies and purposes of the 1940 Act and is not on a basis different from or less advantageous than that of other participants.

As required by Rule 17d-1(b), the terms and conditions proposed in the Application ensure that the terms on which Co-Investment Transactions (including Third Party Placement Transactions), Joint Follow-On Transactions and Joint Exit Transactions may be made are consistent with the participation of the Company being on a basis that it is neither different from nor less advantageous than other participants, thus protecting the stockholders or interest holders of any participant from being disadvantaged. For each Co-Investment Transaction, the Company and one or more of the Affiliated Investors will be offered the opportunity to participate in the Co-Investment Transactions on the same terms and conditions and, if the aggregate amount recommended by KAM to be invested by the Company and all participating Affiliated Investors exceeds the amount of the investment opportunity, the investment opportunity will be allocated among them pro rata based on the amount that each such party would have invested if the amount of the investment opportunity was sufficient to satisfy all the parties’ proposed investments. Further, the terms and conditions proposed herein will ensure that all such transactions are reasonable and fair to the Company and the Affiliated Investors and do not involve overreaching by any person concerned, including CFA or KAM. The decision for the Company to participate in any Co-Investment Transaction (including a Third Party Placement Transaction) will be based on the recommendation of KAM and subject to the approval of CFA and the approval of the Required Majority.

K. Conditions

Applicants agree that any Order granting the requested relief will be subject to the following conditions:

1. (a) When considering an investment opportunity in any security that could result in a Co-Investment Transaction, KAM will make an independent determination of the appropriateness of the Company’s participation in such transaction in light of the Company’s then-current circumstances.

(b) If KAM deems the Company’s participation in any such transaction to be appropriate for the Company (and CFA approves the investment), KAM will then determine an appropriate level of investment for the Company in such investment opportunity. For all Co-Investment Transactions (including Third Party Placement Transactions), if the amount determined by KAM to be invested by the Company in such Co-Investment Transaction, together with the amount proposed to be invested by all Affiliated Investors in the same Co-Investment Transaction, exceed the aggregate amount of the investment opportunity, the amount of the investment opportunity will be allocated among the Company and such Affiliated Investors, pro rata based on the amount that each such party would have invested if the amount of the investment opportunity was sufficient to satisfy each party’s proposed investment.

(c) After making the determinations required in (a) and (b) above, the Advisers will distribute written information to the Required Majority concerning the Co-Investment Transaction, including the amount proposed to be invested by the Company and any Affiliated Investor, the aggregate amount of Fees to be allocated to the Company, Affiliated Investors, CFA, KAM and KKR Affiliated Advisers and, in the case of Third Party Placement Transactions, any Placement Fee payable by the issuer to the KCM Company. The Company will co-invest with an Affiliated Investor only if, prior to the Company’s participation in the Co-Investment Transaction, the Required Majority concludes that:

(i) the terms of the Co-Investment Transaction, including the consideration to be paid, are reasonable and fair and do not involve overreaching in respect of the Company or its stockholders;

(ii) the Co-Investment Transaction is consistent with:

(A) the best interests of the Company’s stockholders; and

(B) the Company’s investment objective and strategies (as described in the Company’s registration statements on Form N-2 and other filings made with the Commission by the Company under the Securities Act of 1933, as amended, any reports filed by the Company with the Commission under the Securities Exchange Act of 1934, as amended, and the Company’s reports to stockholders);

(iii) the investment by an Affiliated Investor would not reasonably be expected to disadvantage the Company, and participation by the Company is not on a basis different from or less advantageous than that of any other Affiliated Investor; provided, that if an Affiliated Investor, but not the Company, gains the right to nominate a director for election to an issuer’s board of directors, the right to have a board observer, the right to provision of information or any similar right to participate in the governance or management of the issuer, such event shall not be interpreted to prohibit the Required Majority from reaching the conclusions required by this condition (1)(c)(iii), if:

(A) the Required Majority shall have the right to ratify the selection of such director or board observer, if any; and

(B) KAM agrees to, and does, provide periodic reports to the Required Majority with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the issuer, subject to any applicable confidentiality restrictions; and

(iv) the proposed investment by the Company will not benefit KAM, CFA, any Affiliated Investors or any affiliated person thereof (other than the participating Affiliated Investors), except to the extent permitted under Sections 17(e) and 57(k) of the 1940 Act and in accordance with the terms of the Advisory Agreement and the Sub-Advisory Agreement.

(d) The Company will have the right to decline to participate in any Co-Investment Transaction or to invest less than the amount offered to the Company.

(e) The Required Majority will be provided on a quarterly basis, a record of all investments made by Affiliated Investors during the preceding quarter that: (i) fell within the Company’s then-current investment objective and met certain criteria determined by the Required Majority from time to time for the purpose of this reporting requirement related to the expected minimum rate of return, liquidity, available capital and size of the investment, other potential opportunities and its status as a Qualified Asset, as well as any control or management rights available to the Company and (ii) were not made available to the Company, as well as an explanation of why the investment opportunities were not offered to the Company so that the Required Majority may determine whether the conditions of the Order have been met. All information presented to the Required Majority pursuant to this condition will be kept by the Advisers or the Company for the life of the Company and at least two years thereafter, and will be subject to examination by the Commission and its staff.

2. Except for a Joint Follow-On Transaction pursuant to condition 5 below, the Company will not invest in any issuer in which KAM, CFA or any Affiliated Investor or any affiliated person thereof is an existing investor, if making such investment would violate Section 57(a).

3. The Company will not participate in any Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date, and registration rights will be the same for the Company as for an other Affiliated Investor, except where the Company desires to purchase securities that are not a Permitted Class for an Affiliated Investor, in which case the Company and the Affiliated Investor will invest in each Permitted Class on the same terms, conditions, price, settlement date and registration rights and the Company will invest in the other class(es) as authorized by the Required Majority. The grant to an Affiliated Investor, but not the Company, of the right to nominate a director for election to a issuer’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the issuer will not be interpreted so as to violate this condition 3, if conditions 1(c)(iii)(A) and (B) are met.

4. Where one or more Affiliated Investors and the Company seek to sell, exchange or otherwise dispose of its interest in the same investment that was acquired by the Company and an Affiliated Investor in: (i) a Co-Investment Transaction; (ii) a Permitted Transaction or (iii) such a manner as not to implicate Section 57(a)(4), but which is going to be sold, exchanged, or otherwise disposed of in a Joint Exit Transaction, the Company will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the Affiliated Investors.17

[17]

However, where the issuer of the investment in question makes an exchange or tender offer to all holders of the investment in question, which includes holders other than the Company or the Affiliated Investor, and where there is no negotiation of terms, the Company or the Affiliated Investor may exit the investment regardless of whether the other investor exits, without complying with the following terms. Similarly, where there is an involuntary disposition of the investment such as in a bankruptcy proceeding or as a result of a redemption right that is exercisable by the issuer, the Company or an Affiliated Investor would not need to comply with the following procedures.

If, however, an Affiliated Investor determines to sell, exchange or otherwise dispose of its interest and the Company determines not to dispose of such investment, or vice versa, the Advisers shall promptly notify the Required Majority in writing. Such notification shall include a description of the proposed transaction, including the reasons that KAM’s recommendation as to the Company’s participation differs from KAM’s or the KKR Affiliated Adviser’s decision on behalf of the Affiliated Investor. The Required Majority shall convene a meeting to consider KAM’s recommendation and, based upon its review, shall determine (pursuant to a vote of the Required Majority), whether or not to follow KAM’s recommendation based on their determination as to whether KAM’s recommendation is in the best interests of the Company, is fair and reasonable to the Company and its stockholders and does not involve overreaching of the Company and its stockholders on the part of any person concerned. Each such determination and the reasons therefor, shall be recorded and made a part of the records of the Company. The Company shall not effect such disposition until the Required Majority has determined, pursuant to a vote of the Required Majority, the action to be taken by the Company; however, the Required Majority may provide advance authorization to the Advisers to effect any disposition that accounts for less than two percent of the Company’s portfolio, based on the Company’s most recent net asset value determined by the Board.

This condition applies similarly to Joint Exit Transactions where the Company and the Affiliated Investor hold different types of interests in the same issuer. Under these circumstances, where an Affiliated Investor seeks to sell, exchange, or otherwise dispose of such interests in a Joint Exit Transaction, the Affiliated Investor may only exit to the extent that the Company is also offered the opportunity to exit its investment.18

The pricing in such Joint Exit Transactions for the Company, if it determines to exit, would be negotiated to be based on the price paid by unaffiliated third parties also seeking to exit the same investment, i.e., the market price of the investment in question. If there is no unaffiliated third party also exiting the investment and receiving a price, then the Required Majority must determine that the exit price to be received by the Company is fair and in the best interests of the Company’s stockholders.

5. If any Affiliated Investor desires to make a Joint Follow-On Transaction in an issuer whose investments were acquired by the Company and an Affiliated Investor in a Co-Investment Transaction or to exercise warrants or other rights to purchase investments of such issuer that are similarly held by the Company, the Advisers will:

(a) notify the Company of the proposed transaction at the earliest practical time; and

[18]

However, as stated above, where the issuer of the investment in question makes an exchange or tender offer to all holders of the investment in question, which includes holders other than the Company and the Affiliated Investor, and where there is no negotiation of terms, the Company and the Affiliated Investor may exit the investment regardless of whether the other investor exits, without complying with the following terms. Similarly, where there is an involuntary disposition of the investment such as in a bankruptcy proceeding or as a result of a redemption right that is exercisable by the issuer, the Company and an Affiliated Investor will not need to comply with the following procedures.

(b) formulate a recommendation as to the proposed participation, including the amount of the proposed follow-on investment, by the Company and provide the recommendation to the Required Majority.

The Required Majority will make its own determination with respect to follow-on investments. To the extent that:

(i) the amount of a follow-on investment opportunity is not based on the Company’s and the Affiliated Investor’s initial investments or their respective holdings of warrants or other rights to purchase the follow-on investment; and

(ii) the amount recommended to be invested by the Company in such follow-on investment, together with the amount proposed to be invested by all Affiliated Investors in the same transaction, exceeds the aggregate amount of the investment opportunity, the amount of the investment opportunity will be allocated among them pro rata based on the amount that each such party would have invested if the amount of the investment opportunity was sufficient to satisfy each party’s proposed investment. For all follow-on investment opportunities where a KCM Company has been retained by an issuer to engage in a Third Party Placement Transaction, each of the Company and all participating Affiliated Investors will be allocated its proposed investment. The Company will participate in such an investment to the extent that the Required Majority determines that it is in the Company’s best interest to do so. The follow-on investments acquired as permitted by this condition will be subject to the other conditions set forth in the Application following such acquisition.

This condition 5 also applies to Joint Follow-on Transactions. A Joint Follow-On Transaction will only be made to the extent that: (i) where each of the Company and an Affiliated Investor hold the same investment, the process described above in this condition 5 is followed or (ii) where each of the Company and an Affiliated Investor hold different investments of the same issuer and the Affiliated Investor desires to make a follow-on investment, the Company is also offered the opportunity to invest in the same investment as the Affiliated Investor completing the follow-on investment, pro rata based on the amount that each such party would have invested if the amount of the investment opportunity was sufficient to satisfy each party’s proposed investment.19 The follow-on investments acquired as permitted by this condition in a Joint Follow-On Transaction will be subject to the other conditions set forth in the Application following such acquisition.

6. The Required Majority will consider at least annually the continued appropriateness of the standards established for Co-Investment Transactions by the Company, including whether the use of the standards continues to be in the best interests of the Company and its stockholders and does not involve overreaching on the part of any person concerned.

7. The Company will maintain the records required by Section 57(f)(3) of the 1940 Act as if each of the investments permitted under these conditions were approved by the Required Majority under Section 57(f).

[19]

Where a follow-on transaction is attributable to warrants or other rights to purchase investments held by an Affiliated Investor and not by the Company, such transaction is not a Joint Follow-On Transaction.

8. No Independent Director will also be a director, general partner or principal, or otherwise an “affiliated person” (as defined in the 1940 Act) of any Affiliated Investor.

9. The expenses, if any, associated with acquiring, holding or disposing of any investments acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the Securities Act of 1933) shall, to the extent not payable solely by KAM, CFA or an affiliate of either, be shared by the co-investors in proportion to the relative amounts of their investments to be acquired or disposed of, as the case may be.

10. Any transaction fee (including break-up, structuring or commitment fees but excluding broker’s fees contemplated by Section 17(e)(2) of the 1940 Act20 paid with respect to placements to third party investors and administration fees) in connection with a Co-Investment Transaction will be apportioned to the Company and Affiliated Investors pro rata based on their respective participation in the Co-Investment Transaction. If any such transaction fee is to be held by an Affiliated Investor, the Company, a KKR Affiliated Adviser or CFA pending consummation of the transaction, such fee will be deposited into an account maintained by such person at a bank or banks having the qualifications prescribed in Section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will be divided pro rata among the participants based on their participation in the Co-Investment Transaction. The Affiliated Investors, CFA, KAM or an affiliate of the foregoing (other than the Company) will not receive additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction other than: (i) the transaction fees and administration fees described above, (ii) investment advisory fees paid in accordance with investment advisory agreements with the co-investors, (iii) the Fees received in a Co-Investment Transaction , and (iv) in the case of a KCM Company, Placement Fees which shall be subject to Condition 11 below.

11. With regard to Placement Fees received by a KCM Company:

(a) CFA or KAM, on behalf of the Company, will be required to maintain such records with respect to Third Party Placement Transactions in which the Company and one or more Affiliated Investors also participate as may be necessary to confirm compliance with these procedures. In that regard, CFA or KAM, on behalf of the Company, will maintain:

(i) an itemized record of all Third Party Placement Transactions encompassed hereby, showing for each transaction: the name and quantity of securities placed or syndicated by the KCM Companies; the percentage of the issue being purchased by the Company and any Affiliated Investors in the aggregate; the unit purchase price; the aggregate Placement Fees received by KCM Companies and the time and date of the transaction;

(ii) a ledger or other record showing, the percentage (based on dollar amount) of the Company’s total assets represented by securities acquired in Co-Investment Transactions where a KCM Company has placed or syndicated securities in a Third Party Placement Transaction; and

[20]

As discussed in Section II.A.2 of this Application, the aggregate portion of the Fees to be retained by CFA and KAM with respect to Fees attributable to an investment by the Company would be limited to one percent.

(iii) such other information about Third Party Placement Transactions requested by the Required Majority.

(b) CFA or KAM, on behalf of the Company, will be required to continuously monitor Third Party Placement Transactions in which the Company participates and report promptly to the Board any deviation from the above requirements.

(c) With respect to a Third Party Placement Transaction in which the Company participates, CFA or KAM will report to the Board on a quarterly basis certain information about the Placement Fees received by the KCM Companies. Such reports will include the name of the issuer, the price of the security, the percentage of the investment purchased by the Company and all Affiliated Investors in the aggregate, the aggregate Placement Fee received by the KCM Companies and any other information reasonably requested by the Required Majority.

(d) The Company will participate in a Third Party Placement Transaction only if, prior to the Company’s participation therein, the Required Majority concludes that the Company’s participation in such Third Party Placement Transaction is in the best interests of the Company and its stockholders.

(e) The Board, including the Required Majority acting separately, have the ability at all times to amend or supplement the procedures, or to terminate the ability of the Company to engage in Third Party Placement Transactions.

III. PROCEDURAL MATTERS

A. Communications

Please address all communications concerning this Application and the Notice and Order to:

Nicole Macarchuck, Esq.

General Counsel

KKR Asset Management LLC

555 California Street, 50th Floor

San Francisco, CA 94104

Telephone: (415) 315-3260

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

Richard Horowitz, Esq. Dechert LLP 1095 Avenue of the Americas New York, NY 10036 (212) 698-3500	Michael L. Sherman, Esq. Dechert LLP 1775 I Street, NW Washington, DC 20006 (202) 261-3300	Richard E. Baltz, Esq. Arnold & Porter LLP 555 Twelfth Street, NW Washington, DC 20004 (202) 942-5000

B. Authorizations

The filing of this Application for the order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Company’s Board pursuant to resolutions duly adopted by the Board on October 29, 2010 (attached hereto as Exhibit A). In accordance with Rule 0-2(c) under the 1940 Act, each person executing the Application on behalf of the Applicants (other than the Company) being duly sworn deposes and says that he has duly executed the attached Application for and on behalf of the applicable entity listed; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

Applicants have caused this Application to be duly signed on their behalf on the 12th day of November, 2010

CORPORATE CAPITAL TRUST, INC.

By:	/S/ PAUL S. SAINT-PIERRE
Name:	Paul S. Saint-Pierre
Title:	Chief Financial Officer

CNL FUND ADVISORS COMPANY

By:	/S/ PAUL S. SAINT-PIERRE
Name:	Paul S. Saint-Pierre
Title:	Chief Financial Officer, Senior Vice President

CNL FINANCIAL GROUP, LLC CNL GLOBAL GROWTH ADVISORS, LLC CNL GLOBAL INCOME ADVISORS LLC

By:	/S/ ROBERT A. BOURNE
Name:	Robert A. Bourne
Title:	Vice President

CNL FINANCIAL GROUP, INC.
CNL DIVERSIFIED CORP.
CNL FUND MANAGEMENT COMPANY
CNL MANAGEMENT CORP.
CNL PRIVATE EQUITY CORP.
CNL REAL ESTATE ADVISORS COMPANY

By:	/S/ ROBERT A. BOURNE
Name:	Robert A. Bourne
Title:	Vice Chairman

CNL LIFESTYLE COMPANY, LLC

By:	CNL Income Member Corp., its Managing Member

By:	/S/ ROBERT A. BOURNE
Name:	Robert A. Bourne
Title:	President

CNL REAL ESTATE SERVICES CORP.

By:	/S/ PAUL B. ELLIS
Name:	Paul B. Ellis
Title:	President

PC INVESTMENT PARTNERS, LLC

By:	CNL Private Equity Corp., its Manager

By:	/S/ ROBERT A. BOURNE
Name:	Robert A. Bourne
Title:	Vice Chairman

KKR ASSET MANAGEMENT LLC

KKR ASSET MANAGEMENT LTD.

KKR CS ADVISORS I LLC

KKR FI ADVISORS LLC

KKR FI ADVISORS III LLC

KKR FI ADVISORS IV LLC

KKR FI ADVISORS CAYMAN LTD.

KKR FINANCIAL ADVISORS LLC

KKR FINANCIAL ADVISORS II LLC

KKR MEZZANINE I ADVISORS LLC

KKR DEBT INVESTORS II (2006) IRELAND LP

KKR DI 2006 LP

8 NORTH AMERICA INVESTOR L.P.

8 CAPITAL PARTNERS L.P.

KFH PE HOLDINGS I LLC

KFH PE HOLDINGS II LLC

KFN PEI V, LLC

KFN PEI VII, LLC

KFN PEI IX, LLC

KFN PEI XI, LLC

KKR FINANCIAL CLO 2005-1, LTD.

KKR FINANCIAL CLO 2005-2, LTD.

KKR FINANCIAL CLO 2006-1, LTD.

KKR FINANCIAL CLO 2007-1, LTD.

KKR FINANCIAL CLO 2007-A, LTD.

KKR FINANCIAL CLO 2009-1, LTD.

KKR FINANCIAL HOLDINGS, INC.

KKR FINANCIAL HOLDINGS, LTD.

KKR FINANCIAL HOLDINGS LLC

KKR FINANCIAL HOLDINGS II, LLC

KKR FINANCIAL HOLDINGS III, LLC

KKR FINANCIAL HOLDINGS IV, LLC

KKR CORPORATE CREDIT PARTNERS L.P.

KKR FI PARTNERS I L.P.

KKR MEZZANINE GP LLC

KKR ASSOCIATES MEZZANINE I L.P.

KKR MEZZANINE PARTNERS I L.P.

KKR MEZZANINE PARTNERS I SIDE-BY-SIDE L.P.

KKR TRS HOLDINGS, LTD.

KKR-KEATS CAPITAL PARTNERS L.P.

KKR-MILTON CAPITAL PARTNERS L.P.

By:	/S/ MICHAEL R. MCFERRAN
Name:	Michael R. McFerran
Title:	Authorized Signatory

KOHLBERG KRAVIS ROBERTS & CO. L.P.

KKR CS ADVISORS I LLC

KKR 2006 GP LLC

KKR ASSOCIATES 2006 L.P.

KKR 2006 FUND L.P.

KKR 2006 LIMITED

KKR ASSOCIATES 2006 (OVERSEAS), LIMITED PARTNERSHIP

KKR 2006 FUND (OVERSEAS), LIMITED PARTNERSHIP

KKR 2006 GP (ENERGY) LLC

KKR ASSOCIATES 2006 (ENERGY) L.P.

KKR 2006 FUND (ENERGY) L.P.

KKR 2006 GP (ENERGY II) LLC

KKR ASSOCIATES 2006 (ENERGY II) L.P.

KKR 2006 FUND (ENERGY II) L.P.

KKR 2006 FUND (ENERGY III) L.P.

OPERF CO-INVESTMENT LLC

KKR 8 NA LIMITED

KKR ASSOCIATES 8 NA L.P.

KKR CS III LIMITED

KKR ASSOCIATES CS III L.P.

KKR ASIA LIMITED

KKR ASSOCIATES ASIA L.P.

KKR ASIAN FUND L.P.

KKR ASIA (IRELAND) LIMITED

KKR ASSOCIATES ASIA (JAPAN) L.P.

KKR ASIAN FUND (JAPAN) L.P.

KKR E2 LIMITED

KKR ASSOCIATES E2 L.P.

KKR E2 INVESTORS L.P.

KKR EUROPE III LIMITED

KKR ASSOCIATES EUROPE III, LIMITED PARTNERSHIP

KKR EUROPEAN FUND III, LIMITED PARTNERSHIP

KFN NR INVESTORS GP LLC

KFN NR INVESTORS L.P.

KFN NR MINERAL HOLDINGS LLC

KFN NR EQUIPMENT HOLDINGS LLC

KKR IFI LIMITED

KKR IFI GP LP

KKR INDEX FUND INVESTMENTS L.P.

KKR PEI GP LIMITED

KKR PEI ASSOCIATES, L.P.

KKR PEI INVESTMENTS, L.P.

KKR PEI OPPORTUNITIES, L.P.

KKR INVESTMENT MANAGEMENT LLC

KKR INVESTMENTS LLC

KKR CS II LIMITED

KKR ASSOCIATES CS II L.P.

KKR CS I LIMITED

KKR ASSOCIATES CS I L.P.

KKR-MILTON CO-INVESTMENTS L.P.

KKR CHINA GROWTH LIMITED

KKR ASSOCIATES CHINA GROWTH L.P.

KKR CHINA GROWTH FUND L.P.

KKR CHINA GROWTH SBS LIMITED

KKR ASSOCIATES CHINA GROWTH SBS L.P.

KKR CHINA GROWTH SBS L.P.

KKR INFRASTRUCTURE LIMITED

KKR ASSOCIATES INFRASTRUCTURE L.P.

KKR GLOBAL INFRASTRUCTURE INVESTORS L.P.

KKR INFRASTRUCTURE SBS LIMITED

KKR ASSOCIATES INFRASTRUCTURE SBS L.P.

KKR GLOBAL INFRASTRUCTURE INVESTORS SBS L.P.

KKR EUROPEAN INFRASTRUCTURE LIMITED

KKR EUROPEAN INFRASTRUCTURE INVESTORS L.P.

KKR SA CO-INVEST GP LIMITED

KKR ASSOCIATES SA CO-INVEST L.P.

KKR SA INVESTORS CO-INVEST FUND L.P.

KKR-KEATS PIPELINE LLC

KKR-KEATS ASSOCIATES PIPELINE L.P.

KKR-KEATS PIPELINE INVESTORS L.P.

KKR NR II LLC

KKR ASSOCIATES NR II L.P.

KKR NATURAL RESOURCES FUND I-A L.P.

KKR NATURAL RESOURCES FUND I-B L.P.

KKR NR I-A MINERAL HOLDINGS LLC

KKR NR I-A EQUIPMENT HOLDINGS LLC

KKR NR I LLC

KKR ASSOCIATES NR I L.P.

KKR NATURAL RESOURCES I L.P.

KKR NR I MINERAL HOLDINGS LLC

KKR NR I EQUIPMENT HOLDINGS LLC

By:	/S/ DAVID J. SORKIN
Name:	David J. Sorkin
Title:	Authorized Signatory

KKR CAPITAL MARKETS HOLDINGS L.P.
KKR CAPITAL MARKETS LLC
KKR CORPORATE LENDING LLC
KKR CORPORATE LENDING (UK) LLC

By:	/S/ ADAM SMITH
Name:	Adam Smith
Title:	Authorized Signatory

KKR CAPITAL MARKETS LIMITED

By:	/S/ JOHN EMPSON
Name:	John Empson
Title:	Managing Director

KKR CAPITAL MARKETS ASIA LIMITED

By:	/S/ REX CHUNG
Name:	Rex Chung
Title:	Director

KKR PEI OPPORTUNITIES GP, LTD. KKR PEI SECURITIES HOLDINGS, LTD. KKR III GP LLC KKR PARTNERS III, L.P. KKR PI-II GP LIMITED KKR PARTNERS II (INTERNATIONAL), L.P.

By:	/S/ William J. Janetschek
Name:	William J. Janetschek
Title:	Authorized Signatory

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of Corporate Capital Trust, Inc., that he is the Chief Financial Officer of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

CORPORATE CAPITAL TRUST, INC.

By:	/S/ PAUL S. SAINT-PIERRE
Name:	Paul S. Saint-Pierre
Title:	Chief Financial Officer

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of CNL Fund Advisors Company, that he is the Chief Financial Officer and Senior Vice President of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

CNL FUND ADVISORS COMPANY

By:	/S/ PAUL S. SAINT-PIERRE
Name:	Paul S. Saint-Pierre
Title:	Chief Financial Officer, Senior Vice President

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of CNL Financial Group, LLC, CNL Global Growth Advisors, LLC, CNL Global Income Advisors LLC, that he is the Vice President of such entities and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

CNL FINANCIAL GROUP, LLC
CNL GLOBAL GROWTH ADVISORS, LLC
CNL GLOBAL INCOME ADVISORS LLC

By:	/S/ ROBERT A. BOURNE
Name:	Robert A. Bourne
Title:	Vice President

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of CNL Financial Group, Inc., CNL Diversified Corp., CNL Fund Management Company, CNL Management Corp., CNL Private Equity Corp., CNL Real Estate Advisors Company, that he is the Vice Chairman of such entities and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

CNL FINANCIAL GROUP, INC.
CNL DIVERSIFIED CORP.
CNL FUND MANAGEMENT COMPANY
CNL MANAGEMENT CORP.
CNL PRIVATE EQUITY CORP.
CNL REAL ESTATE ADVISORS COMPANY

By:	/S/ ROBERT A. BOURNE
Name:	Robert A. Bourne
Title:	Vice Chairman

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of CNL Lifestyle Company, LLC, that he is the President of the Managing Member of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

CNL LIFESTYLE COMPANY, LLC

By:	CNL Income Member Corp., its Managing Member

By:	/S/ ROBERT A. BOURNE
Name:	Robert A. Bourne
Title:	President

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of CNL Real Estate Services Corp., that he is the President of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

CNL REAL ESTATE SERVICES CORP.

By:	/S/ PAUL B. ELLIS
Name:	Paul B. Ellis
Title:	President

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of PC Investment Partners, LLC, that he is the Vice Chairman of the Manager of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

PC INVESTMENT PARTNERS, LLC

By: CNL Private Equity Corp., its Manager

By:	/S/ ROBERT A. BOURNE
Name:	Robert A. Bourne
Title:	Vice Chairman

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of KKR Asset Management LLC, KKR Asset Management LTD., KKR CS Advisors I LLC, KKR FI Advisors LLC, KKR FI Advisors III LLC, KKR FI Advisors IV LLC, KKR FI Advisors Cayman LTD., KKR Financial Advisors LLC, KKR Financial Advisors II LLC, KKR Mezzanine I Advisors LLC, KKR Debt Investors II (2006) Ireland LP, KKR DI 2006 LP, 8 North America Investor L.P., 8 Capital Partners L.P., KFH PE Holdings I LLC, KFH PE Holdings II LLC, KFN PEI V, LLC, KFN PEI VII, LLC, KFN PEI IX, LLC, KFN PEI XI, LLC, KKR Financial CLO 2005-1, LTD., KKR Financial CLO 2005-2, LTD., KKR Financial CLO 2006-1, LTD., KKR Financial CLO 2007-1, LTD., KKR Financial CLO 2007-A, LTD., KKR Financial CLO 2009-1, LTD., KKR Financial Holdings, Inc., KKR Financial Holdings, LTD., KKR Financial Holdings LLC, KKR Financial Holdings II, LLC, KKR Financial Holdings III, LLC, KKR Financial Holdings IV, LLC, KKR Corporate Credit Partners L.P., KKR FI Partners I L.P., KKR Mezzanine GP LLC, KKR Associates Mezzanine I L.P., KKR Mezzanine Partners I L.P., KKR Mezzanine Partners I Side-By-Side L.P., KKR TRS Holdings, LTD., KKR-Keats Capital Partners L.P., KKR-Milton Capital Partners L.P., that he is authorized to execute this sworn statement of each entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

KKR ASSET MANAGEMENT LLC

KKR ASSET MANAGEMENT LTD.

KKR CS ADVISORS I LLC

KKR FI ADVISORS LLC

KKR FI ADVISORS III LLC

KKR FI ADVISORS IV LLC

KKR FI ADVISORS CAYMAN LTD.

KKR FINANCIAL ADVISORS LLC

KKR FINANCIAL ADVISORS II LLC

KKR MEZZANINE I ADVISORS LLC

KKR DEBT INVESTORS II (2006) IRELAND LP

KKR DI 2006 LP

8 NORTH AMERICA INVESTOR L.P.

8 CAPITAL PARTNERS L.P.

KFH PE HOLDINGS I LLC

KFH PE HOLDINGS II LLC

KFN PEI V, LLC

KFN PEI VII, LLC

KFN PEI IX, LLC

KFN PEI XI, LLC

KKR FINANCIAL CLO 2005-1, LTD.

KKR FINANCIAL CLO 2005-2, LTD.

KKR FINANCIAL CLO 2006-1, LTD.

KKR FINANCIAL CLO 2007-1, LTD.

KKR FINANCIAL CLO 2007-A, LTD.

KKR FINANCIAL CLO 2009-1, LTD.

KKR FINANCIAL HOLDINGS, INC.

KKR FINANCIAL HOLDINGS, LTD.

KKR FINANCIAL HOLDINGS LLC

KKR FINANCIAL HOLDINGS II, LLC

KKR FINANCIAL HOLDINGS III, LLC

KKR FINANCIAL HOLDINGS IV, LLC

KKR CORPORATE CREDIT PARTNERS L.P.

KKR FI PARTNERS I L.P.

KKR MEZZANINE GP LLC

KKR ASSOCIATES MEZZANINE I L.P.

KKR MEZZANINE PARTNERS I L.P.

KKR MEZZANINE PARTNERS I SIDE-BY-SIDE L.P.

KKR TRS HOLDINGS, LTD.

KKR-KEATS CAPITAL PARTNERS L.P.

KKR-MILTON CAPITAL PARTNERS L.P.

By:	/S/ MICHAEL R. MCFERRAN
Name:	Michael R. McFerran
Title:	Authorized Signatory

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of Kohlberg Kravis Roberts & Co. L.P., KKR CS Advisors I LLC, KKR 2006 GP LLC, KKR Associates 2006 L.P., KKR 2006 Fund L.P., KKR 2006 Limited, KKR Associates 2006 (Overseas), Limited Partnership, KKR 2006 Fund (Overseas), Limited Partnership, KKR 2006 GP (Energy) LLC, KKR Associates 2006 (Energy) L.P., KKR 2006 Fund (Energy) L.P., KKR 2006 GP (Energy II) LLC, KKR Associates 2006 (Energy II) L.P., KKR 2006 Fund (Energy II) L.P., KKR 2006 Fund (Energy III) L.P., OPERF Co-Investment LLC, KKR 8 NA Limited, KKR Associates 8 NA L.P., KKR CS III Limited, KKR Associates CS III L.P., KKR Asia Limited, KKR Associates Asia L.P., KKR Asian Fund L.P., KKR Asia (Ireland) Limited, KKR Associates Asia (Japan) L.P., KKR Asian Fund (Japan) L.P., KKR E2 Limited, KKR Associates E2 L.P., KKR E2 Investors L.P., KKR Europe III Limited, KKR Associates Europe III, Limited Partnership, KKR European Fund III, Limited Partnership, KFN NR Investors GP LLC, KFN NR Investors L.P., KFN NR Mineral Holdings LLC, KFN NR Equipment Holdings LLC, KKR IFI Limited, KKR IFI GP LP, KKR Index Fund Investments L.P., KKR PEI GP Limited, KKR PEI Associates, L.P., KKR PEI Investments, L.P., KKR PEI Opportunities, L.P., KKR Investment Management LLC, KKR Investments LLC, KKR CS II Limited, KKR Associates CS II L.P., KKR CS I Limited, KKR Associates CS I L.P., KKR-Milton Co-Investments L.P., KKR China Growth Limited, KKR Associates China Growth L.P., KKR China Growth Fund L.P., KKR China Growth SBS Limited, KKR associates china growth SBS L.P., KKR China Growth SBS L.P., KKR Infrastructure Limited, KKR Associates Infrastructure L.P., KKR Global Infrastructure Investors L.P., KKR Infrastructure SBS Limited, KKR Associates Infrastructure SBS L.P., KKR Global Infrastructure Investors SBS L.P., KKR European Infrastructure Limited, KKR European Infrastructure Investors L.P., KKR SA Co-Invest GP Limited, KKR Associates SA Co-Invest L.P., KKR SA Investors Co-Invest Fund L.P., KKR-Keats Pipeline LLC, KKR-Keats Associates Pipeline L.P., KKR-Keats Pipeline Investors L.P., KKR NR II LLC, KKR Associates NR II L.P., KKR Natural Resources Fund I-A L.P., KKR Natural Resources Fund I-B L.P., KKR NR I-A Mineral Holdings LLC, KKR NR I-A Equipment Holdings LLC, KKR NR I LLC, KKR Associates NR I L.P., KKR Natural Resources I L.P., KKR NR I Mineral Holdings LLC, KKR NR I Equipment Holdings LLC, that he is authorized to execute this sworn statement of each entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

KOHLBERG KRAVIS ROBERTS & CO. L.P.

KKR CS ADVISORS I LLC

KKR 2006 GP LLC

KKR ASSOCIATES 2006 L.P.

KKR 2006 FUND L.P.

KKR 2006 LIMITED

KKR ASSOCIATES 2006 (OVERSEAS), LIMITED PARTNERSHIP

KKR 2006 FUND (OVERSEAS), LIMITED PARTNERSHIP

KKR 2006 GP (ENERGY) LLC

KKR ASSOCIATES 2006 (ENERGY) L.P.

KKR 2006 FUND (ENERGY) L.P.

KKR 2006 GP (ENERGY II) LLC

KKR ASSOCIATES 2006 (ENERGY II) L.P.

KKR 2006 FUND (ENERGY II) L.P.

KKR 2006 FUND (ENERGY III) L.P.

OPERF CO-INVESTMENT LLC

KKR 8 NA LIMITED

KKR ASSOCIATES 8 NA L.P.

KKR CS III LIMITED

KKR ASSOCIATES CS III L.P.

KKR ASIA LIMITED

KKR ASSOCIATES ASIA L.P.

KKR ASIAN FUND L.P.

KKR ASIA (IRELAND) LIMITED

KKR ASSOCIATES ASIA (JAPAN) L.P.

KKR ASIAN FUND (JAPAN) L.P.

KKR E2 LIMITED

KKR ASSOCIATES E2 L.P.

KKR E2 INVESTORS L.P.

KKR EUROPE III LIMITED

KKR ASSOCIATES EUROPE III, LIMITED PARTNERSHIP

KKR EUROPEAN FUND III, LIMITED PARTNERSHIP

KFN NR INVESTORS GP LLC

KFN NR INVESTORS L.P.

KFN NR MINERAL HOLDINGS LLC

KFN NR EQUIPMENT HOLDINGS LLC

KKR IFI LIMITED

KKR IFI GP LP

KKR INDEX FUND INVESTMENTS L.P.

KKR PEI GP LIMITED

KKR PEI ASSOCIATES, L.P.

KKR PEI INVESTMENTS, L.P.

KKR PEI OPPORTUNITIES, L.P.

KKR INVESTMENT MANAGEMENT LLC

KKR INVESTMENTS LLC

KKR CS II LIMITED

KKR ASSOCIATES CS II L.P.

KKR CS I LIMITED

KKR ASSOCIATES CS I L.P.

KKR-MILTON CO-INVESTMENTS L.P.

KKR CHINA GROWTH LIMITED

KKR ASSOCIATES CHINA GROWTH L.P.

KKR CHINA GROWTH FUND L.P.

KKR CHINA GROWTH SBS LIMITED

KKR ASSOCIATES CHINA GROWTH SBS L.P.

KKR CHINA GROWTH SBS L.P.

KKR INFRASTRUCTURE LIMITED

KKR ASSOCIATES INFRASTRUCTURE L.P.

KKR GLOBAL INFRASTRUCTURE INVESTORS L.P.

KKR INFRASTRUCTURE SBS LIMITED

KKR ASSOCIATES INFRASTRUCTURE SBS L.P.

KKR GLOBAL INFRASTRUCTURE INVESTORS SBS L.P.

KKR EUROPEAN INFRASTRUCTURE LIMITED

KKR EUROPEAN INFRASTRUCTURE INVESTORS L.P.

KKR SA CO-INVEST GP LIMITED

KKR ASSOCIATES SA CO-INVEST L.P.

KKR SA INVESTORS CO-INVEST FUND L.P.

KKR-KEATS PIPELINE LLC

KKR-KEATS ASSOCIATES PIPELINE L.P.

KKR-KEATS PIPELINE INVESTORS L.P.

KKR NR II LLC

KKR ASSOCIATES NR II L.P.

KKR NATURAL RESOURCES FUND I-A L.P.

KKR NATURAL RESOURCES FUND I-B L.P.

KKR NR I-A MINERAL HOLDINGS LLC

KKR NR I-A EQUIPMENT HOLDINGS LLC

KKR NR I LLC

KKR ASSOCIATES NR I L.P.

KKR NATURAL RESOURCES I L.P.

KKR NR I MINERAL HOLDINGS LLC

KKR NR I EQUIPMENT HOLDINGS LLC

By:	/S/ DAVID J. SORKIN
Name:	David J. Sorkin
Title:	Authorized Signatory

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of KKR Capital Markets Holdings L.P., KKR Capital Markets LLC, KKR Corporate Lending LLC, KKR Corporate Lending (UK) LLC, that he is authorized to execute this sworn statement of each entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

KKR CAPITAL MARKETS HOLDINGS L.P.
KKR CAPITAL MARKETS LLC
KKR CORPORATE LENDING LLC
KKR CORPORATE LENDING (UK) LLC

By:	/S/ ADAM SMITH
Name:	Adam Smith
Title:	Authorized Signatory

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of KKR Capital Markets Limited, that he is authorized to execute this sworn statement of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

KKR CAPITAL MARKETS LIMITED

By:	/S/ JOHN EMPSON
Name:	John Empson
Title:	Managing Director

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of KKR Capital Markets Asia Limited, that he is authorized to execute this sworn statement of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

KKR CAPITAL MARKETS ASIA LIMITED

By:	/S/ REX CHUNG
Name:	Rex Chung
Title:	Director

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of KKR PEI Opportunities GP, LTD., KKR PEI Securities Holdings, LTD., KKR III GP LLC, KKR Partners III, L.P., KKR PI-II GP LIMITED, KKR Partners II (International), L.P., that he is authorized to execute this sworn statement of each entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

KKR PEI OPPORTUNITIES GP, LTD. KKR PEI SECURITIES HOLDINGS, LTD. KKR III GP LLC KKR PARTNERS III, L.P. KKR PI-II GP LIMITED KKR PARTNERS II (INTERNATIONAL), L.P.

By:	/S/ WILLIAM J. JANETSCHEK
Name:	William J. Janetschek
Title:	Authorized Signatory

SCHEDULE A

CNL Affiliated Advisors

CNL Financial Group, Inc.

CNL Global Growth Advisors, LLC

CNL Global Income Advisors, LLC

CNL Lifestyle Company, LLC

CNL Diversified Corp.

CNL Fund Management Company

CNL Management Corp.

CNL Private Equity Corp.

CNL Real Estate Advisors Company

CNL Real Estate Services Corp.

PC Investment Partners, LLC

And others that may be similarly situated in the future.

KAM Affiliated Advisers

KKR Asset Management LTD.

KKR CS Advisors I LLC

KKR FI Advisors LLC

KKR FI Advisors III LLC

KKR FI Advisors IV LLC

KKR FI Advisors Cayman LTD.

KKR Financial Advisors LLC

KKR Financial Advisors II LLC

KKR Mezzanine I Advisors LLC

KFN NR Investors GP LLC

And others that may be similarly situated in the future.

KKR & Co. Affiliated Advisers

KKR 2006 GP LLC

KKR Associates 2006 L.P.

KKR 2006 Limited

KKR Associates 2006 (Overseas), Limited Partnership

KKR 2006 GP (Energy) LLC

KKR Associates 2006 (Energy) L.P.

KKR 2006 GP (Energy II) LLC

KKR Associates 2006 (Energy II) L.P.

Schedule A-1

KKR 8 NA Limited

KKR Associates 8 NA L.P.

KKR CS III Limited

KKR Associates CS III L.P.

KKR Asia Limited

KKR Associates Asia L.P.

KKR Asia (Ireland) Limited

KKR Associates Asia (Japan) L.P.

KKR E2 Limited

KKR Associates E2 L.P.

KKR Europe III Limited

KKR Associates Europe III, Limited Partnership

KKR IFI Limited

KKR Mezzanine GP LLC

KKR Associates Mezzanine I L.P.

KKR PEI GP Limited

KKR PEI Associates, L.P.

KKR PEI Opportunities GP, LTD.

KKR PEI Opportunities, L.P.

KKR Investment Management LLC

KKR CS II Limited

KKR Associates CS II L.P.

KKR CS I Limited

KKR Associates CS I L.P.

KKR III GP LLC

KKR PI-II GP Limited

KKR China Growth Limited

KKR Associates China Growth L.P.

KKR China Growth SBS Limited

KKR Associates China Growth SBS L.P.

KKR Infrastructure Limited

KKR Associates Infrastructure L.P.

KKR Infrastructure SBS Limited

KKR Associates Infrastructure SBS L.P.

KKR European Infrastructure Limited

KKR SA Co-Invest GP Limited

KKR Associates SA Co-Invest L.P.

KKR-Keats Pipeline LLC

KKR-Keats Associates Pipeline L.P.

KKR NR II LLC

KKR Associates NR II L.P.

KKR NR I LLC

KKR Associates NR I L.P.

KKR Natural Resources I L.P.

And others that may be similarly situated in the future.

KCM Companies

KKR Capital Markets Holdings L.P.

KKR Capital Markets LLC

KKR Capital Markets Limited

KKR Capital Markets Asia Limited

KKR Corporate Lending LLC

KKR Corporate Lending (UK) LLC

And others that may be similarly situated in the future.

Existing Affiliated Investors

KKR Corporate Lending LLC

KKR Corporate Lending (UK) LLC

KKR 2006 Fund L.P.

KKR 2006 Fund (Overseas), Limited Partnership

KKR 2006 Fund (Energy) L.P.

KKR 2006 Fund (Energy II) L.P.

KKR 2006 Fund (Energy III) L.P.

KKR Debt Investors II (2006) Ireland LP

KKR DI 2006 LP

OPERF Co-Investment LLC

8 North America Investor L.P.

8 Capital Partners L.P.

KKR Asian Fund L.P.

KKR Asian Fund (Japan) L.P.

KKR E2 Investors L.P.

KKR European Fund III, Limited Partnership

Schedule A-2

KFH PE Holdings I LLC

KFH PE Holdings II LLC

KFN PEI V, LLC

KFN PEI VII, LLC

KFN PEI IX, LLC

KFN PEI XI, LLC

KKR Financial CLO 2005-1, LTD.

KKR Financial CLO 2005-2, LTD.

KKR Financial CLO 2006-1, LTD.

KKR Financial CLO 2007-1, LTD.

KKR Financial CLO 2007-A, LTD.

KKR Financial CLO 2009-1, LTD.

KKR Financial Holdings, Inc.

KKR Financial Holdings, LTD.

KKR Financial Holdings LLC

KKR Financial Holdings II, LLC

KKR Financial Holdings III, LLC

KKR Financial Holdings IV, LLC

KFN NR Investors L.P.

KFN NR Mineral Holdings LLC

KFN NR Equipment Holdings LLC

KKR Corporate Credit Partners L.P.

KKR FI Partners I L.P.

KKR IFI GP LP

KKR Index Fund Investments L.P.

KKR Mezzanine Partners I L.P.

KKR Mezzanine Partners I Side-by-Side L.P.

KKR PEI Associates, L.P.

KKR PEI Investments, L.P.

KKR PEI Opportunities, L.P.

KKR PEI Securities Holdings, LTD.

KKR TRS Holdings, LTD.

KKR Investments LLC

KKR-Keats Capital Partners L.P.

KKR-Milton Capital Partners L.P.

KKR-Milton Co-Investments L.P.

KKR Partners III, L.P.

KKR Partners II (International), L.P.

KKR China Growth Fund L.P.

KKR China Growth SBS L.P.

KKR Global Infrastructure Investors L.P.

KKR Global Infrastructure Investors SBS L.P.

KKR European Infrastructure Investors L.P.

KKR SA Investors Co-Invest Fund L.P.

KKR-Keats Pipeline Investors L.P.

KKR Natural Resources Fund I-A L.P.

KKR Natural Resources Fund I-B L.P.

KKR NR I-A Mineral Holdings LLC

KKR NR I-A Equipment Holdings LLC

KKR NR I Mineral Holdings LLC

And others that may be similarly situated in the future.

Schedule A-3

EXHIBIT A

Resolutions of Board of Directors of

Corporate Capital Trust, Inc.

WHEREAS, the Board deems it advisable and in the best interest of Corporate Capital Trust, Inc. (the “Corporation”) to file with the Securities and Exchange Commission (the “Commission”) an application for an order pursuant to Sections 57(c) and 57(i) of the Investment Company Act, as amended (the “1940 Act”), and Rule 17d-1 promulgated thereunder (an “Application”), to authorize the entering into of certain joint transactions and co-investments by the Corporation with certain entities which may be deemed to be “affiliates” of the Corporation pursuant to the provisions of the 1940 Act, which such joint transactions and co-investments may otherwise be prohibited by Section 57(a)(4) of the 1940 Act.

NOW, THEREFORE, BE IT RESOLVED, that the officers (the “Officers”) of the Corporation be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Corporation, to cause to be prepared, executed, delivered and filed with the Commission an Application and to do such other acts or things and execute such other documents, including, but not limited to, amendments to the Application and requests for no-action relief or interpretive positions under the Securities Act of 1933, the Securities Exchange Act of 1934, the 1940 Act, or any other applicable federal or state securities law, as they deem necessary or desirable to cause the Application to conform to comments received from the Staff of the Commission and otherwise to comply with the 1940 Act and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents as the Officer or Officers preparing the same shall approve, such approval to be conclusively evidenced by the execution or filing of such documents, including, but not limited to, the filing of the Application, any amendments thereto or any requests for no-action relief or interpretive positions;

RESOLVED FURTHER, that the Officers be, and each of them acting alone hereby is, authorized and directed to file such additional Applications, any amendments thereto or any additional requests for no-action relief or interpretive positions, as such officers shall deem necessary or desirable in order for the Corporation to accomplish its investment objective, in such form and accompanied by such exhibits and other documents as the Officer or Officers preparing the same shall approve, such approval to be conclusively evidenced by the execution or filing of such documents, including, but not limited to, the filing of such additional Applications, any amendments thereto or any additional requests for no-action relief or interpretive positions; and

RESOLVED FURTHER, that the Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Corporation, to perform all of the agreements and obligations of the Corporation in connection with the foregoing resolutions, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Officer or Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the

Exhibit A-1

execution by the Officer or Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Officer’s or Officers’ authority therefor and the authorization, acceptance, adoption, ratification, approval and confirmation by the Corporation thereof.

Exhibit A-2